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Objectives	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•    The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	January 4, 1965
Total Net Assets (as of 6/30/2009)	$33.5 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund

RELATED DOCUMENTS

Overview	Characteristics	Risks	Manager Biographies	• Prospectus

- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of June 30, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	-29.38%	-12.75%	-2.82%	3.16%	9.87%
S&P 500 Index	-26.22%	-8.21%	-2.24%	-2.22%	7.77%

FUND CHARACTERISTICS

as of June 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$77.13
Total Net Assets (billions)	$33.5
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
30-Day SEC Yield(a)	1.38%
Fund Inception	1965

PORTFOLIO CHARACTERISTICS	Fund		S&P 500
Number of Stocks	81		500
Median Market Capitalization (billions)	$14		$7
Weighted Average Market Cap. (billions)	$48		$71
Price-to-Earnings Ratio(b)	12.1	x	20.9	x
Foreign Stocks (%)(c)	18.1%		0.0%

TEN LARGEST HOLDINGS (%)(d)	Fund
Hewlett-Packard Co.	4.8
Schlumberger, Ltd.	4.0
Wells Fargo & Co.	3.2
Comcast Corp.	3.2
Novartis AG (Switzerland)	3.2
Wellpoint, Inc.	3.0
GlaxoSmithKline PLC (United Kingdom)	2.9
Amgen, Inc.	2.9
Merck & Co., Inc.	2.9
Motorola, Inc.	2.9

ASSET ALLOCATION

SECTOR DIVERSIFICATON (%)	Fund	S&P 500
Health Care	26.9	14.0
Information Technology	19.6	18.4
Consumer Discretionary	17.2	9.0
Financials	11.2	13.6
Energy	11.0	12.4
Industrials	6.9	9.8
Materials	2.2	3.2
Telecommunication Services	1.8	3.5
Consumer Staples	1.7	12.0
Utilities	0.0	4.1

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a widely recognized unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy

•    The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow, and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise, and the reputation, experience, and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Net Asset Value Per Share	$77.13
Total Net Assets (billions)	$33.5
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
30-Day SEC Yield(a)	1.38%
Fund Inception	1965
No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years.

PORTFOLIO CHARACTERISTICS	Fund		S&P 500
Number of Stocks	81		500
Median Market Capitalization (billions)	$14		$7
Weighted Average Market
Capitalization (billions)	$48		$71
Price-to-Earnings Ratio(b)	12.1	x	20.9	x
Foreign Stocks(c)	18.1%		0.0%

TEN LARGEST HOLDINGS (d)	Fund
Hewlett-Packard Co.	4.8%
Schlumberger, Ltd.	4.0
Wells Fargo & Co.	3.2
Comcast Corp.	3.2
Novartis AG (Switzerland)	3.2
WellPoint, Inc.	3.0
GlaxoSmithKline PLC (United Kingdom)	2.9
Amgen, Inc.	2.9
Merck & Co., Inc.	2.9
Motorola, Inc.	2.9

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	S&P 500
Health Care	26.9%	14.0%
Information Technology	19.6	18.4
Consumer Discretionary	17.2	9.0
Financials	11.2	13.6
Energy	11.0	12.4
Industrials	6.9	9.8
Materials	2.2	3.2
Telecommunication Services	1.8	3.5
Consumer Staples	1.7	12.0
Utilities	0.0	4.1

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.

(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For periods ended June 30, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	-29.38%	-12.75%	-2.82%	3.16%	9.87%
S&P 500 Index	-26.22	-8.21	-2.24	-2.22	7.77

The Dodge & Cox Stock Fund had a total return of 23.1% for the second quarter of 2009, compared to 15.9% for the Standard & Poor’s 500 Index (S&P 500). For the six months ended June 30, 2009, the Fund had a total return of 4.8%, compared to 3.2% for the S&P 500. At quarter end, the Fund had net assets of $33.5 billion with a cash position of 1.5%.

SECOND QUARTER PERFORMANCE REVIEW

The Fund outperformed the S&P 500 by 7.2 percentage points during the second quarter and had its second highest calendar quarter return in its 45-year history.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•	Returns from holdings in the Information Technology sector (up 28% versus up 20% for the S&P 500 sector) contributed, particularly Tyco Electronics (up 70%) and Motorola (up 57%).

•	The Fund’s Energy sector holdings (up 21% versus up 11% for the S&P 500 sector) also contributed. Oil service was particularly strong, with Schlumberger up 34% and Baker Hughes up 28%.

•

A higher average weighting in the Consumer Discretionary sector (19% versus 9% for the S&P 500 sector), combined with good relative returns (up 22% versus up 18% for the S&P 500 sector), had a positive effect. Media companies News Corp. (up 38%) and Time Warner (up 32%) were strong performers.

•	Individual contributors included Dow Chemical (up 93%), Capital One (up 79%), Wells Fargo (up 71%), and WellPoint (up 34%).

KEY DETRACTORS FROM RELATIVE RESULTS

•	A modestly lower average weighting in the Industrials sector (7% versus 10% for the S&P 500 sector) detracted. Caterpillar (down 10% from date of purchase) and Pitney Bowes (down 4%) lagged.

•	Individual detractors included Wal-Mart (down 7%), Synopsys (down 6%), and Chevron (down 1%).

INVESTMENT STRATEGY

Equity markets around the world rallied from their low inflection point in early March 2009 and continued through the second quarter as a dramatic shift in investor sentiment took place. The themes of early signs of economic stabilization and “green shoots” of recovery were embraced by investors encouraged by the possibility that the financial sector of the economy may have finally weathered the worst of the credit crisis. The largest banks went through the federal government’s stress test and private sector capital once again flowed to banks and other firms in need of additional equity and debt.

As we discussed in last quarter’s comments, Dodge & Cox continues to focus on “bottom-up” fundamental analysis of individual companies, combined with price discipline and a long-term investment horizon. Although we are pleased by the recent strong equity market rally, the economic recession has not yet ended and credit markets remain dependent on Federal Reserve Board and U.S. Treasury Department support programs. However, credit and business cycles invariably run their course and capital markets usually anticipate the eventual recovery well in advance of improving conditions. We remain optimistic about the potential for long-term global economic growth, especially in the developing world, in the years ahead.

As we continually survey the investment landscape with an eye toward a meaningful economic rebound over the next few years, our bottom-up research approach has led us to invest in many companies in Health Care, Information Technology, and Media, where the Fund is overweight compared to the S&P 500. These areas represented more than 60% of the Fund’s portfolio as of June 30 and include industry leaders Hewlett-Packard, Sony, Comcast, Time Warner, GlaxoSmithKline, Merck, Amgen, and WellPoint. In addition, the Fund holds a number of midsize competitors such as Citrix Systems, Maxim Integrated Products, Interpublic Group, Liberty Media, and Boston Scientific. In other cases, where our analysis indicates that the risks outweigh the potential returns, the Fund has sold positions. Sales in the second quarter included Citigroup and American International Group (AIG).

We are devoting resources to understanding the possible investment implications of the health care reform initiatives being proposed by President Obama’s administration and Congress. In our opinion, historically low valuations in the Fund’s pharmaceutical and managed-care companies reflect these potential risks. At the same time, we see significant long-term growth opportunities for these companies as technological innovation continues in the developing world and penetration of health care products and services increases over time.

INCLOSING

Dodge & Cox’s experienced team of investment professionals is working hard to take advantage of what we believe are attractive opportunities being created during this period of economic stress. Although it is impossible to predict the short-term direction of stock prices, decades of experience have taught us that persistence in the face of significant market dislocations can potentially be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Semi-Annual Report, which will be available in August. July 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500 Index) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

06/09 SF FS

Dodge Cox Stock Fund (145)

Portfolio Holdings as of June 30, 2009

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Adobe Systems, Inc.	United States	2,848,579	80,614,786
AEGON NV	Netherlands	26,858,988	165,451,366
Amgen, Inc.	United States	18,161,300	961,459,222
Autodesk, Inc.	United States	1,880,700	35,695,686
Avon Products, Inc.	United States	2,120,680	54,671,130
Baker Hughes, Inc.	United States	15,854,194	577,726,830
Bank of New York Mellon Corp.	United States	7,056,624	206,829,650
BB&T Corp.	United States	12,062,844	265,141,311
BMC Software, Inc.	United States	8,050,940	272,041,263
Boston Scientific Corp.	United States	47,269,500	479,312,730
Cadence Design Systems, Inc.	United States	23,282,600	137,367,340
Capital One Financial Corp.	United States	31,943,611	698,926,209
Cardinal Health, Inc.	United States	21,269,750	649,790,863
CarMax, Inc.	United States	11,807,200	173,565,840
Caterpillar, Inc.	United States	4,500,200	148,686,608
Cemex SAB de CV ADR	Mexico	13,650,591	127,496,520
Chevron Corp.	United States	8,830,680	585,032,550
Citrix Systems, Inc.	United States	12,427,022	396,297,731
Comcast Corp., Class A	United States	74,495,497	1,079,439,751
Computer Sciences Corp.	United States	11,781,972	521,941,360
Compuware Corp.	United States	22,088,112	151,524,448
Covidien PLC	Ireland	5,563,291	208,289,615
Credit Suisse Group AG ADR	Switzerland	4,202,700	192,189,471
DISH Network Corp., Class A	United States	6,842,870	110,922,923
Domtar Corp.	United States	1,370,959	22,730,500
Dow Chemical Co.	United States	30,845,345	497,843,868
Eaton Corp.	United States	5,798,200	258,657,702
EBay, Inc.	United States	29,173,300	499,738,629
FedEx Corp.	United States	11,883,599	660,965,776
General Electric Co.	United States	63,198,175	740,682,611
Genuine Parts Co.	United States	1,090,118	36,584,360
Genworth Financial, Inc., Class A	United States	6,905,200	48,267,348
GlaxoSmithKline PLC ADR	United Kingdom	27,824,300	983,310,762
Health Management Associates, Inc.	United States	6,989,060	34,525,956
Hewlett-Packard Co.	United States	41,553,595	1,606,046,447
Hitachi, Ltd. ADR	Japan	6,105,000	189,071,850
Home Depot, Inc.	United States	21,005,300	496,355,239
HSBC Holdings PLC ADR	United Kingdom	6,129,229	256,017,895
Interpublic Group of Companies, Inc.	United States	20,421,293	103,127,529
Koninklijke Philips Electronics NV	Netherlands	2,508,600	46,208,412
Kyocera Corp. ADR	Japan	549,848	41,073,646
Legg Mason, Inc.	United States	4,656,700	113,530,346
Liberty Entertainment, Series A	United States	3,647,500	97,570,625
Liberty Global, Inc., Series A	United States	764,210	12,143,297
Liberty Global, Inc., Series C	United States	1,301,653	20,579,134
Liberty Interactive, Series A	United States	37,923,375	189,996,109
Loews Corp.	United States	3,908,000	107,079,200
Macy’s, Inc.	United States	11,090,092	130,419,482
Maxim Integrated Products, Inc.	United States	24,348,800	382,032,672
Merck & Co., Inc.	United States	34,380,900	961,289,964
Molex, Inc.	United States	2,547,600	39,615,180
Molex, Inc., Class A	United States	8,724,330	125,455,865
Motorola, Inc.	United States	143,005,211	948,124,549
News Corp., Class A	United States	93,207,526	849,120,562

Dodge Cox Stock Fund (145)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Novartis AG ADR	Switzerland	26,065,500	1,063,211,745
Occidental Petroleum Corp.	United States	13,826,900	909,948,289
Panasonic Corp. ADR	Japan	34,433,474	461,064,217
Pfizer, Inc.	United States	51,012,864	765,192,960
Pitney Bowes, Inc.	United States	10,286,950	225,592,814
Royal Dutch Shell PLC ADR	United Kingdom	5,312,564	270,197,005
Sanofi-Aventis ADR	France	19,368,600	571,180,014
Schlumberger, Ltd.	United States	24,558,012	1,328,834,029
SLM Corp.	United States	26,185,882	268,929,008
Sony Corp. ADR	Japan	26,779,350	692,513,991
Sprint Nextel Corp.	United States	127,825,739	614,841,805
State Street Corp.	United States	1,263,975	59,659,620
Symantec Corp.	United States	442,317	6,882,452
Synopsys, Inc.	United States	6,822,369	133,104,419
Telefonaktiebolaget LM Ericsson ADR	Sweden	17,020,500	166,460,490
The Travelers Companies, Inc.	United States	6,511,750	267,242,220
Thermo Fisher Scientific, Inc.	United States	614,115	25,037,468
Time Warner Cable, Inc.	United States	13,185,610	417,588,269
Time Warner, Inc.	United States	35,222,732	887,260,619
Tyco Electronics, Ltd.	Switzerland	20,289,775	377,186,917
Tyco International, Ltd.	Switzerland	9,660,775	250,986,934
UnitedHealth Group, Inc.	United States	24,788,500	619,216,730
Vulcan Materials Co.	United States	2,046,548	88,206,219
Walgreen Co.	United States	4,512,075	132,655,005
Wal-Mart Stores, Inc.	United States	7,922,950	383,787,698
WellPoint, Inc.	United States	19,574,849	996,164,066
Wells Fargo & Co.	United States	44,911,741	1,089,558,837
Wyeth	United States	14,861,400	674,558,946
Xerox Corp.	United States	67,997,300	440,622,504
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	331,944,000	331,944,000	0.03	7/1/2009
SSgA Prime Money Market Fund	United States	101,333,086	101,333,086

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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Overview	Characteristics	Risks	Manager Biographies	• Prospectus

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• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

Objectives	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2008
Total Net Assets (as of 6/30/2009)	$515 million
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
Ticker Symbol	DODWX
Fund Number	1049
CUSIP	256206202
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of June 30, 2009 (updated quarterly)

	1 Year	3 Years		5 Years		10 Years		20 Years
Global Stock Fund	-30.16	NA	†	NA	†	NA	†	NA	†
MSCI World Index	-29.49	NA	†	NA	†	NA	†	NA	†

FUND CHARACTERISTICS

as of June 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$6.06
Total Net Assets (millions)	$515
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
30-Day SEC Yield(a)	1.34%
Fund Inception Date	5/1/08

PORTFOLIO CHARACTERISTICS	Fund		MSCI World
Number of Stocks	91		1,656
Median Market Capitalization (billions)	$17		$5
Weighted Average Market Cap. (billions)	$41		$53
Price-to-Earnings Ratio(b)	12.0	x	13.9	x
Countries Represented	23		23
Emerging Markets	13.2%		0.0%

TEN LARGEST HOLDINGS (%)(c)	Fund
Schlumberger, Ltd. (United States)	3.0
Hewlett-Packard Co. (United States)	2.8
Novartis AG (Switzerland)	2.4
Capital One Financial Corp. (United States)	2.4
Lafarge SA (France)	2.2
Naspers, Ltd. (South Africa)	2.1
Swiss Reinsurance Co. (Switzerland)	2.1
Unicredit SPA (Italy)	1.9
Schneider Electric SA (France)	1.9
Merck & Co., Inc. (United States)	1.9

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	Fund	MSCI World
United States	38.6	48.2
Europe (excluding U.K.)	36.2	20.5
United Kingdom	7.0	9.9
Latin America	4.8	0.0
Japan	4.6	11.3
Pacific (excluding Japan)	4.1	5.4
Africa	2.6	0.0
Canada	0.0	4.7

SECTOR DIVERSIFICATION (%)	Fund	MSCI World
Financials	20.9	19.7
Health Care	14.7	10.7
Information Technology	13.7	11.7
Consumer Discretionary	12.9	9.3
Energy	11.5	11.4
Materials	9.8	6.8
Industrials	9.5	10.3
Telecommunication Services	3.3	4.6
Consumer Staples	1.6	10.5
Utilities	0.0	5.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
( c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World Index is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Global Stock Fund’s inception date was May 1, 2008. The total return since the Fund’s inception through June 30, 2009 (1.17 years) was -34.50%. The MSCI World Index’s total return was -30.08% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	•	The Fund seeks long-term growth of principal and income.

Strategy	•	The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well-established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

GENERAL INFORMATION
Net Asset Value Per Share	$6.06
Total Net Assets (millions)	$515
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
30-Day SEC Yield(a)	1.34%
Fund Inception Date	May 1, 2008

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 18 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI World
Number of Stocks	91		1,656
Median Market Capitalization (billions)	$17		$5
Weighted Average Market Capitalization (billions)	$41		$53
Price-to-Earnings Ratio(b)	12.0	x	13.9	x
Countries Represented	23		23
Emerging Markets (Brazil, India, Indonesia, Mexico, Russia, South Africa, Thailand, Turkey)	13.2%		0.0%

TEN LARGEST HOLDINGS (c)	Fund
Schlumberger, Ltd. (United States)	3.0%
Hewlett-Packard Co. (United States)	2.8
Novartis AG (Switzerland)	2.4
Capital One Financial Corp. (United States)	2.4
Lafarge SA (France)	2.2
Naspers, Ltd. (South Africa)	2.1
Swiss Reinsurance Co. (Switzerland)	2.1
Unicredit SPA (Italy)	1.9
Schneider Electric SA (France)	1.9
Merck & Co., Inc. (United States)	1.9

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI World
United States	38.6%	48.2%
Europe (excluding United Kingdom)	36.2	20.5
United Kingdom	7.0	9.9
Latin America	4.8	0.0
Japan	4.6	11.3
Pacific (excluding Japan)	4.1	5.4
Africa	2.6	0.0
Canada	0.0	4.7

SECTOR DIVERSIFICATION	Fund	MSCI World
Financials	20.9%	19.7%
Health Care	14.7	10.7
Information Technology	13.7	11.7
Consumer Discretionary	12.9	9.3
Energy	11.5	11.4
Materials	9.8	6.8
Industrials	9.5	10.3
Telecommunication Services	3.3	4.6
Consumer Staples	1.6	10.5
Utilities	0.0	5.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For the period ended June 30, 2009	1 Year	Since Inception (May 1, 2008)
Dodge & Cox Global Stock Fund	-30.16%	-34.50%
MSCI World Index	-29.49	-30.08

The Dodge & Cox Global Fund had a total return of 33.5% for the second quarter of 2009, compared to a total return of 20.8% for the MSCI World Index (MSCI World). For the six months ended June 30, 2009, the Fund had a total return of 13.5%, compared to 6.4% for the MSCI World. At quarter end, the Fund had net assets of $515 million with a cash position of 2.1%.

SECOND QUARTER PERFORMANCE REVIEW

The Fund outperformed the MSCI World by 12.7 percentage points for the second quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

A strong relative return from the Fund’s Financials holdings (up 63%) versus the MSCI World (up 38%) contributed to relative performance. In particular, ICICI Bank (up 125%), Swiss Re (up 102%), Unicredit (up 81%), and Capital One (up 79%) helped relative performance.

•

A higher average weighting in the Materials sector (10% versus 7% for the MSCI World), combined with good relative returns, was beneficial. The Fund’s holdings were up 52%, while the MSCI World Materials sector was up 25%.

•	Other notable contributors included Tyco Electronics (up 70%) and Naspers (up 56%).

KEY DETRACTORS FROM RELATIVE RESULTS

•

The Fund’s average overweight in the Health Care sector (14% versus 11% for the MSCI World sector) detracted from results as the Health Care sector underperformed other sectors. Weak relative returns from Amgen (up 7%) and Novartis (up 8%) detracted from performance.

•	Comcast (up 7%) hindered the Fund’s relative performance.

INVESTMENT STRATEGY

For us, a long-term perspective means viewing the Fund as part-owner of a business. We focus our research efforts on the issues that would matter to a business owner—competitive position, management, growth prospects, and risks in relation to current valuation. We do not let short-term issues dictate our long-term strategy, though we do pay close attention to immediate risks. With the length of the downturn uncertain, we want to make sure that the companies the Fund holds are able to withstand a difficult external environment. For example, in a recent commentary, we outlined how our fixed income and equity research teams work together to analyze and stress-test the debt levels and access to cash for many of the Fund’s holdings.

We have found in decades of investing that share prices can change much more in the short term than underlying business fundamentals. In a difficult environment, when companies are under pressure and share prices are down, we often see indiscriminate selling of companies perceived as risky. We believe our investment process gives us the tools to make informed decisions: an internal research team with detailed knowledge of the companies the Fund holds, an eye on long-term value across economic cycles, and the patience to hold on to investments that we believe are sound. In some cases, selling by other investors has provided the opportunity for the Fund to increase its holding in companies where we see an attractive future. In other cases, where our analysis indicates that the risks outweigh the potential returns, the Fund has sold positions. Sales in the second quarter included Citigroup and American International Group (AIG).

IN CLOSING

Dodge & Cox’s experienced team of investment professionals is working hard to take advantage of what we believe are attractive opportunities being created during this period of economic stress. Although it is impossible to predict the short-term direction of stock prices, decades of experience have taught us that persistence in the face of significant market dislocations can potentially be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Semi-Annual Report, which will be available in August.

July 2009

*	The Fund’s total returns include the reinvestment of any dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI World is a widely recognized benchmark of the world’s stock markets, including the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

MSCI World Index® is a trademark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

06/09 GSF FS

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of June 30, 2009

The following portfolio data for the Dodge & Cox Global Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
AEGON NV	Netherlands	1,278,374	7,862,814
Akzo Nobel NV	Netherlands	140,000	6,160,707
Alcatel-Lucent	France	2,234,400	5,630,252
Amgen, Inc.	United States	139,900	7,406,306
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	881,700	7,923,175
Arkema	France	255,916	6,013,180
Avon Products, Inc.	United States	9,600	247,488
Baker Hughes, Inc.	United States	167,987	6,121,446
Bank of New York Mellon Corp.	United States	73,600	2,157,216
Bayer AG	Germany	92,000	4,940,035
Bayerische Motoren Werke AG	Germany	73,300	2,768,327
Cadence Design Systems, Inc.	United States	670,000	3,953,000
Capital One Financial Corp.	United States	564,700	12,355,636
Cemex SAB de CV ADR	Mexico	746,593	6,973,179
Chevron Corp.	United States	61,100	4,047,875
Comcast Corp., Class A	United States	593,300	8,596,917
Computer Sciences Corp.	United States	58,500	2,591,550
Compuware Corp.	United States	171,400	1,175,804
Covidien PLC	Ireland	158,700	5,941,728
Credit Suisse Group AG	Switzerland	149,000	6,801,800
Domtar Corp.	United States	480,916	7,973,587
Dow Chemical Co.	United States	119,100	1,922,274
Eaton Corp.	United States	31,900	1,423,059
EBay, Inc.	United States	352,400	6,036,612
FedEx Corp.	United States	109,400	6,084,828
General Electric Co.	United States	720,700	8,446,604
GlaxoSmithKline PLC ADR	United Kingdom	264,700	9,354,498
Grupo Televisa SA ADR	Mexico	190,500	3,238,500
Haci Omer Sabanci Holding AS	Turkey	1,120,788	3,004,554
Hang Lung Group, Ltd.	Hong Kong	1,127,500	5,329,165
Hang Lung Properties, Ltd.	Hong Kong	381,700	1,237,892
Hewlett-Packard Co.	United States	372,000	14,377,800
HSBC Holdings PLC	United Kingdom	1,023,207	8,494,273
ICICI Bank, Ltd. ADR	India	172,400	5,085,800
Infineon Technologies AG	Germany	590,200	2,142,621
Kasikornbank PCL Foreign	Thailand	1,641,100	3,459,978
Koninklijke Philips Electronics NV	Netherlands	322,700	5,967,146
Kyocera Corp.	Japan	32,600	2,445,471
Lafarge SA	France	172,808	11,617,684
Lanxess AG	Germany	115,800	2,872,610
Legg Mason, Inc.	United States	233,700	5,697,606
Liberty Interactive, Series A	United States	887,057	4,444,155
Macy’s, Inc.	United States	164,700	1,936,872
Maxim Integrated Products, Inc.	United States	200,000	3,138,000
Merck & Co., Inc.	United States	350,200	9,791,592
Mitsubishi Electric Corp.	Japan	1,082,000	6,808,105
Motorola, Inc.	United States	779,100	5,165,433
Naspers, Ltd.	South Africa	414,100	10,913,856
News Corp., Class A	United States	617,100	5,621,781
Nokia Oyj	Finland	515,800	7,527,412
Norsk Hydro ASA	Norway	1,361,500	7,024,630
Novartis AG ADR	Switzerland	306,000	12,481,740
OAO Lukoil ADR	Russia	141,100	6,304,099

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Occidental Petroleum Corp.	United States	118,900	7,824,809
Panasonic Corp.	Japan	273,300	3,665,795
PT Telekomunik Indonesia ADR	Indonesia	145,300	4,356,094
Roche Holding AG	Switzerland	39,700	5,401,135
Royal Bank of Scotland Group PLC	United Kingdom	4,896,684	3,113,927
Royal Dutch Shell PLC ADR	United Kingdom	127,600	6,404,244
Sanofi-Aventis	France	110,100	6,475,112
Schlumberger, Ltd.	United States	289,100	15,643,201
Schneider Electric SA	France	130,389	9,972,103
Sony Corp.	Japan	246,600	6,370,276
Sprint Nextel Corp.	United States	1,104,400	5,312,164
Standard Bank Group, Ltd.	South Africa	240,500	2,770,772
Standard Chartered PLC	United Kingdom	455,954	8,587,707
State Street Corp.	United States	9,800	462,560
Swiss Reinsurance Co.	Switzerland	328,400	10,865,258
Symantec Corp.	United States	8,700	135,372
Synopsys, Inc.	United States	118,900	2,319,739
Telefonaktiebolaget LM Ericsson	Sweden	206,700	2,021,786
Telefonica SA ADR	Spain	108,000	7,332,120
Television Broadcasts, Ltd.	Hong Kong	366,700	1,432,033
Thermo Fisher Scientific, Inc.	United States	4,500	183,465
Time Warner Cable, Inc.	United States	75,671	2,396,501
Time Warner, Inc.	United States	286,466	7,216,079
Tokio Marine Holdings, Inc.	Japan	71,300	1,958,232
Total SA	France	64,000	3,466,378
Tyco Electronics, Ltd.	Switzerland	398,800	7,413,692
Tyco International, Ltd.	Switzerland	321,600	8,355,168
Unicredit SPA	Italy	3,928,608	10,064,960
UnitedHealth Group, Inc.	United States	146,400	3,657,072
WellPoint, Inc.	United States	62,900	3,200,981
Wells Fargo & Co.	United States	341,573	8,286,561
Wienerberger AG	Austria	161,200	2,004,078
Wyeth	United States	156,500	7,103,535
Xerox Corp.	United States	694,200	4,498,416
Yamaha Motor Co., Ltd.	Japan	211,400	2,334,697
PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	572,700	5,578,098
Petroleo Brasileiro SA ADR	Brazil	134,800	4,496,928
Ultrapar Participacoes SA ADR	Brazil	147,800	4,674,914
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	8,855,000	8,855,000	0.03	7/1/09
SSgA Prime Money Market Fund	United States	1,557,501	1,557,501

Dodge Cox Global Stock Fund (1049)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

Objectives	•	The Fund seeks long-term growth of principal and income.

Strategy	•	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

FUND FACTS
Fund Inception Date	May 1, 2001
Total Net Assets (as of 6/30/2009)	$27.9 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
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Password

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund

RELATED DOCUMENTS

Overview	Characteristics	Risks	Manager Biographies	• Prospectus

- Account Application

• IRA Plan

- IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

STANDARDIZED RETURNS

as of June 30, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	-30.04%	-7.34%	4.46%	NA	†	NA	†
MSCI EAFE Index	-31.36%	-7.98%	2.31%	NA	†	NA	†

FUND CHARACTERISTICS

as of June 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$25.42
Total Net Assets (billions)	$27.9
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
30-Day SEC Yield(a)	1.69%
Fund Inception	2001

PORTFOLIO CHARACTERISTICS	Fund		MSCI EAFE
Number of Stocks	91		957
Median Market Capitalization (billions)	$11		$5
Weighted Average Market Cap. (billions)	$40		$42
Price-to-Earnings Ratio(b)	12.1	x	14.1	x
Countries Represented	27		21
Emerging Markets	22.0%		0.0%

TEN LARGEST HOLDINGS (%)(c)	Fund
Lafarge SA (France)	3.3
Naspers, Ltd. (South Africa)	3.3
Novartis AG (Switzerland)	3.1
Standard Chartered PLC (United Kingdom)	2.5
Schneider Electric SA (France)	2.5
Schlumberger, Ltd. (United States)	2.5
HSBC Holdings PLC (United Kingdom)	2.4
Credit Suisse Group AG (Switzerland)	2.3
Standard Bank Group, Ltd. (South Africa)	2.3
Nokia Oyj (Finland)	2.2

ASSET ALLOCATION

REGION DIVERSIFICATION (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	45.6	45.5
Japan	15.0	24.1
United Kingdom	11.0	19.1
Pacific (excluding Japan)	7.6	11.3
Latin America	6.9	0.0
Africa	6.2	0.0
United States	4.2	0.0
Middle East	0.3	0.0

SECTOR DIVERSIFICATION (%)	Fund	MSCI EAFE
Financials	23.4	24.6
Consumer Discretionary	16.8	10.0
Information Technology	11.8	5.2
Health Care	11.6	8.4
Energy	10.1	8.7
Industrials	9.2	11.3
Materials	9.0	9.4
Telecommunication Services	3.4	6.0
Consumer Staples	1.5	10.0
Utilities	0.0	6.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through June 30, 2009 (8.17 years) was 6.33%. The MSCI EAFE Index’s annualized total return was 1.86% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

GENERAL INFORMATION
Net Asset Value Per Share	$25.42
Total Net Assets (billions)	$27.9
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
30-Day SEC Yield(a)	1.69%
Fund Inception	2001

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 19 years.

PORTFOLIO CHARACTERISTICS	Fund		MSCI EAFE
Number of Stocks	91		957
Median Market Capitalization (billions)	$11		$5
Weighted Average Market Capitalization (billions)	$40		$42
Price-to-Earnings Ratio(b)	12.1	x	14.1	x
Countries Represented	27		21
Emerging Markets (Brazil, India, Indonesia, Israel, Mexico, Russia, South Africa, South Korea, Thailand, Turkey)	22.0%		0.0%

TEN LARGEST HOLDINGS (c)	Fund
Lafarge SA (France)	3.3%
Naspers, Ltd. (South Africa)	3.3
Novartis AG (Switzerland)	3.1
Standard Chartered PLC (United Kingdom)	2.5
Schneider Electric SA (France)	2.5
Schlumberger, Ltd. (United States)	2.5
HSBC Holdings PLC (United Kingdom)	2.4
Credit Suisse Group AG (Switzerland)	2.3
Standard Bank Group, Ltd. (South Africa)	2.3
Nokia Oyj (Finland)	2.2

ASSET ALLOCATION

REGION DIVERSIFICATION	Fund	MSCI EAFE
Europe (excluding United Kingdom)	45.6%	45.5%
Japan	15.0	24.1
United Kingdom	11.0	19.1
Pacific (excluding Japan)	7.6	11.3
Latin America	6.9	0.0
Africa	6.2	0.0
United States	4.2	0.0
Middle East	0.3	0.0

SECTOR DIVERSIFICATION	Fund	MSCI EAFE
Financials	23.4%	24.6%
Consumer Discretionary	16.8	10.0
Information Technology	11.8	5.2
Health Care	11.6	8.4
Energy	10.1	8.7
Industrials	9.2	11.3
Materials	9.0	9.4
Telecommunication Services	3.4	6.0
Consumer Staples	1.5	10.0
Utilities	0.0	6.4

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

Average Annual Total Return*

For periods ended June 30, 2090	1 Year	3 Years	5 Years	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	-30.04%	-7.34%	4.46%	6.33%
MSCI EAFE Index	-31.36	-7.98	2.31	1.86

The Dodge & Cox International Stock Fund had a total return of 33.4% for the second quarter of 2009, compared to a total return of 25.4% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. For the six months ended June 30, 2009, the Fund had a total return of 16.1%, compared to 8.0% for the MSCI EAFE. At quarter end, the Fund had net assets of $27.9 billion with a cash position of 3.2%.

SECOND QUARTER PERFORMANCE REVIEW

Companies that are economically sensitive or exposed to the financial crisis, which were previously weak performers, rallied significantly during the second quarter as fears of a prolonged financial meltdown ebbed. In general, the Fund is underweight in defensive areas of the market (e.g. Consumer Staples, Telecommunication Services, and Utilities), and is overweight in Technology and Media, which are more economically sensitive areas of the market.

The Fund outperformed the MSCI EAFE by 8 percentage points for the second quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s holdings and overweight positions in the Information Technology sector (up 37% versus up 22% for the MSCI EAFE Information Technology sector) and Media industry (up 40% versus up 10% for the MSCI EAFE Media industry) significantly helped performance. Notable contributors include Infineon Technologies (up 213%), Naspers (up 56%), Fujitsu (up 48%), and Fujifilm Holdings (up 47%).

•

Returns from the Fund’s holdings in the Financials sector, the best performing sector of the Fund and the market (up 55% compared to up 41% for the MSCI EAFE Financials sector), positively impacted performance. Notable performers include ICICI Bank (up 133%), Swiss Re (up 102%), Royal Bank of Scotland (up 81%), and Unicredit (up 81%).

•

The Fund’s overweight position and holdings in the Construction Materials industry (up 73% versus up 35% for the MSCI EAFE Construction Materials industry) aided performance. Lafarge (up 77%) and Cemex (up 55%) were notable contributors.

•	Strong returns from the Fund’s emerging market holdings (up 45%) positively impacted absolute and relative performance.

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund’s overweight position in the Health Care sector, the worst performing sector of the market and the Fund, detracted from results. Novartis (up 8%) hindered the Fund’s relative performance.

•	The Fund’s underweight position and holdings in the Metals & Mining industry (up 24%) hurt performance in comparison to the MSCI EAFE Metals & Mining industry (up 36%).

INVESTMENT STRATEGY

Share prices can fluctuate much more wildly than underlying business fundamentals, and this year shows it is nearly impossible to predict the bottom. One of the lessons we hope investors take to heart is that persistence matters greatly to long-term returns. Our investment process gives us the patience to hold or add to investments we believe are sound, even in a difficult environment. We are able to stay the course because we have an internal research team with detailed knowledge of the companies the Fund holds and are focused on long-term value across economic cycles. As share prices and fundamentals change, we ask ourselves: “Would we invest in this company today?” When we answer this question affirmatively, price declines provide the opportunity to increase Fund holdings in companies where we see an attractive future. Significant additions to existing holdings during the quarter include Nokia, Lafarge, and HSBC.

In this difficult economic environment, attention has been focused on what could go wrong. Given the Fund’s objective of long-term growth of principal and income, it is equally important to focus on how things could go right and to identify companies poised for growth over the long haul. A critical ingredient in our research process for identifying these opportunities involves interviewing senior management of current and potential investments, their competitors, and customers to assess a company’s growth strategy and upside potential. Over the past year, our team of global industry analysts and portfolio managers has increased the number of research trips abroad, especially to the developing world, to meet with management teams and conduct site visits.

A recent trip to China and Hong Kong allowed us to increase our knowledge of real estate investments in the region, including Hang Lung, the leading developer and operator of premier shopping malls in mainland China. The trip confirmed our view that the management team is disciplined in its approach to buying land, is proactively targeting an extensive pipeline of new projects, and is building a franchise that we believe is poised to prosper in the decades to come as the purchasing power of Chinese consumers increases.

IN CLOSING

As we look at the Fund today, roughly half is exposed to long-term global growth driven by attractive demographics, technological innovation, and increased adoption of free market principles in the developing world. However, it is important not to overpay for these opportunities and to be flexible enough to identify companies that can benefit, wherever they are domiciled. The other half of the Fund would benefit from a return to benign economic conditions, as there are many companies whose share prices reflect expectations that business conditions will remain mired in the current slump for the foreseeable future. We think the economy will grow in the long run, and companies that can survive the current difficult environment could generate attractive returns for patient shareholders.

We encourage our shareholders to take a long-term view of equity investing. Markets can be highly volatile and jumping in and out can be detrimental to long-term returns. Our experience over decades, and borne out this year, is that things can turn on a dime, making it notoriously difficult to time the market.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Semi-Annual Report, which will be available in August.

July 2009

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The MSCI EAFE Index is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 1-800-621-3979 for current performance figures.

MSCI EAFE® is a trademark of MSCI Barra.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 1-800-621-3979. Please carefully read the prospectus before investing.

06/09 ISF FS

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of June 30, 2009

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Accor SA	France	4,500,000	178,944,541
Adcock Ingram Holdings, Ltd.	South Africa	7,047,217	38,960,809
Aderans Holdings Co., Ltd.	Japan	3,537,000	41,645,514
AEGON NV	Netherlands	42,517,075	261,507,075
Akzo Nobel NV	Netherlands	5,876,290	258,586,445
Alcatel-Lucent	France	94,519,072	238,169,604
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	28,306,443	254,368,736
Arkema	France	7,042,821	165,483,001
Bangkok Bank PCLForeign	Thailand	38,571,900	125,840,336
Bangkok Bank PCLNVDR	Thailand	5,075,000	15,968,999
Bayer AG	Germany	9,417,000	505,655,547
Bayerische Motoren Werke AG	Germany	6,221,100	234,952,812
Belle International Holdings, Ltd.	Hong Kong	81,406,000	70,524,976
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	20,575,685	37,967,317
BHP Billiton PLC	United Kingdom	12,106,000	273,450,598
Brother Industries, Ltd.	Japan	23,101,000	203,923,526
Cemex SAB de CV ADR	Mexico	33,105,882	309,208,938
Chartered Semiconductor Manufacturing, Ltd.	Singapore	78,361,836	110,393,616
Consorcio Ara SAB de CV	Mexico	113,420,000	49,353,301
Corporacion Geo SAB de CV, Series B	Mexico	47,605,400	91,969,804
Covidien PLC	Ireland	6,949,974	260,207,026
Credit Suisse Group AG	Switzerland	14,063,000	641,971,245
Experian PLC	United Kingdom	14,904,238	111,696,319
Fujifilm Holdings Corp.	Japan	14,186,100	447,548,508
Fujitsu, Ltd.	Japan	41,981,000	227,483,973
GlaxoSmithKline PLC ADR	United Kingdom	17,213,749	608,333,890
Grupo Financiero Banorte SAB de CV	Mexico	54,228,000	131,366,977
Grupo Televisa SA ADR	Mexico	31,930,592	542,820,064
Haci Omer Sabanci Holding AS	Turkey	88,489,354	237,217,974
Hang Lung Group, Ltd.	Hong Kong	51,796,500	244,817,799
Hang Lung Properties, Ltd.	Hong Kong	76,679,000	248,677,812
Hitachi, Ltd.	Japan	26,658,000	82,565,961
Honda Motor Co., Ltd. ADR	Japan	10,428,400	285,425,308
HSBC Holdings PLC	United Kingdom	81,665,764	677,957,954
ICICI Bank, Ltd.	India	15,195,668	229,458,159
ICICI Bank, Ltd. ADR	India	4,300,000	126,850,000
Infineon Technologies AG	Germany	84,902,800	308,225,148
Kasikornbank PCLForeign	Thailand	108,446,527	228,640,904
Koninklijke Philips Electronics NV	Netherlands	25,035,000	462,929,947
Kyocera Corp.	Japan	7,253,900	544,147,401
Lafarge SA	France	13,834,291	930,063,080
Lanxess AG	Germany	9,589,784	237,890,384
LG Electronics, Inc.	South Korea	1,913,487	174,817,430
Li & Fung, Ltd.	Hong Kong	33,046,000	87,698,035
Liberty Global, Inc., Series A	United States	3,201,805	50,876,681
Liberty Global, Inc., Series C	United States	3,534,971	55,887,892
Link Real Estate Investment Co.	Hong Kong	18,729,500	39,930,587
Makhteshim-Agan Industries, Ltd.	Israel	11,450,458	56,449,528
Mediceo Paltac Holdings Co., Ltd.	Japan	12,777,200	146,206,403
Millicom International Cellular SA	Luxembourg	318,000	17,890,680
Mitsubishi Electric Corp.	Japan	56,110,000	353,052,472

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Mitsubishi UFJ Financial Group	Japan	25,799,900	158,596,963
Murata Manufacturing Co., Ltd.	Japan	1,901,000	80,572,960
Naspers, Ltd.	South Africa	35,140,895	926,159,589
News Corp., Class A	United States	41,644,892	379,384,966
Nexans SA	France	932,619	49,714,852
NGK Spark Plug Co., Ltd.	Japan	16,918,000	160,780,603
Nokia Oyj	Finland	43,192,500	630,336,864
Norsk Hydro ASA	Norway	32,634,600	168,377,514
Norsk Hydro ASA ADR	Norway	21,990,500	112,811,265
Novartis AG ADR	Switzerland	20,820,000	849,247,800
OAO Lukoil ADR	Russia	11,226,500	501,580,239
Panasonic Corp.	Japan	29,743,072	398,946,206
PT Telekomunik Indonesia ADR	Indonesia	10,003,047	299,891,349
Roche Holding AG	Switzerland	2,750,000	374,134,069
Royal Bank of Scotland Group PLC	United Kingdom	344,885,647	219,321,600
Royal Dutch Shell PLC ADR	United Kingdom	9,518,400	477,728,496
Sanofi-Aventis	France	7,655,500	450,229,037
Schlumberger, Ltd.	United States	12,750,396	689,923,928
Schneider Electric SA	France	9,196,165	703,319,360
Sony Corp.	Japan	17,008,800	439,378,570
Standard Bank Group, Ltd.	South Africa	54,929,417	632,835,408
Standard Chartered PLC	United Kingdom	37,638,851	708,912,326
StatoilHydro ASA ADR	Norway	5,007,289	98,994,103
Swiss Life Holding	Switzerland	1,520,000	131,949,098
Swiss Reinsurance Co.	Switzerland	12,091,868	400,064,775
Telefonaktiebolaget LM Ericsson	Sweden	28,943,000	283,098,909
Telefonica SA ADR	Spain	8,667,400	588,429,786
Television Broadcasts, Ltd.	Hong Kong	27,299,300	106,608,940
The Bank of Yokohama, Ltd.	Japan	30,265,000	161,197,854
Tiger Brands, Ltd.	South Africa	7,072,043	132,305,013
TNT NV	Netherlands	8,396,195	163,536,797
Tokio Marine Holdings, Inc.	Japan	3,001,500	82,435,233
Total SA	France	8,682,000	470,235,796
Toto, Ltd.	Japan	16,637,000	115,981,423
Tyco Electronics, Ltd.	Switzerland	6,999,097	130,113,213
Tyco International, Ltd.	Switzerland	8,820,020	229,144,120
Unicredit SPA	Italy	239,139,310	612,666,770
Volvo AB, Class B	Sweden	42,607,200	264,023,895
Wienerberger AG	Austria	9,167,876	113,977,302
Yamaha Motor Co., Ltd.	Japan	23,980,000	264,834,524
Yapi ve Kredi Bankasi AS	Turkey	143,779,068	211,350,004
PREFERRED STOCKS
Net Servicos de Comunicacao SA ADR	Brazil	21,930,988	213,607,823
Petroleo Brasileiro SA ADR	Brazil	11,841,800	395,042,448
Ultrapar Participacoes SA ADR	Brazil	5,914,832	187,086,136
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	690,330,000	690,330,000	0.03	7/1/09
SSgA Prime Money Market Fund	United States	84,254,477	84,254,477

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

Objectives	•	The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy	•	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS
Fund Inception Date	June 26, 1931
Total Net Assets (as of 6/30/2009)	$14.1 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
Ticker Symbol	DODBX
Fund Number	146
CUSIP	256201104
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

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FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

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Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of June 30, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	-20.13%	-7.63%	-1.02%	4.16%	9.03%
Combined Index	-13.91%	-2.20%	0.89%	1.33%	7.77%

FUND CHARACTERISTICS

as of June 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$53.75
Total Net Assets (billions)	$14.1
30-Day SEC Yield(a)	2.80%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
Fund Inception	1931

ASSET ALLOCATION

STOCK PORTFOLIO (70.5% OF FUND)

STOCK CHARACTERISTICS	Fund
Number of Stocks	81
Median Market Capitalization (billions)	$14
Price-to-Earnings Ratio(b)	12.0x
Foreign Stocks (%)(c)	13.5%

FIVE LARGEST SECTORS (%)	Fund
Health Care	19.4
Information Technology	13.8
Consumer Discretionary	12.7
Financials	8.1
Energy	7.6

TEN LARGEST STOCKS (%)(d)	Fund
Hewlett-Packard Co.	3.5
Comcast Corp.	2.4
Schlumberger, Ltd.	2.4
Wells Fargo & Co.	2.4
Novartis AG (Switzerland)	2.4
Amgen, Inc.	2.1
Motorola, Inc.	2.1
GlaxoSmithKline PLC (United Kingdom)	2.1
Merck & Co., Inc.	2.0
Wellpoint, Inc.	2.0

FIXED INCOME PORTFOLIO (27.7% OF FUND)(f)

FIXED INCOME CHARACTERISTICS	Fund
Number of Fixed Income Securities(f)	262
Effective Maturity	6.7 Years
Effective Duration	4.0 Years

SECTOR DIVERSIFICATION (%)	Fund
U.S. Treasury & Government Related	1.8
Mortgage-Related Securities	10.3
Asset-Backed Securities	0.1
Corporate(f)	15.5

CREDIT QUALITY (%)(e) (f)	Fund
U.S. Government and Government Related	11.7
Aaa	0.1
Aa	2.8
A	2.9
Baa	5.8
Ba	1.7
B	0.2
Caa	1.5
Ca	0.9
C	0.1
Average Quality	A1

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(d)	Fund
General Electric Co.	1.2
GMAC, Inc., and subsidiaries(f)	1.0
Wells Fargo & Co.	1.0
Ford Motor Credit Co.	0.9
Burlington Northern Santa Fe Corp.	0.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(e)

Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(f)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.) representing 0.1% of the Fund’s net assets.

The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond (BCAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Objective	• The Fund seeks regular income, conservation of principal, and an opportunity for long-term growth of principal and income.

Strategy	• The Fund invests in a diversified portfolio of common stocks, preferred stocks, and fixed income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

GENERAL INFORMATION
Net Asset Value Per Share	$53.75
Total Net Assets (billions)	$14.1
30-Day SEC Yield(a)	2.80%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
Fund Inception	1931

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 15 years.

STOCK PORTFOLIO (70.5%)	Fund
Number of Stocks	81
Median Market Capitalization (billions)	$14
Price-to-Earnings Ratio(b)	12.0x
Foreign Stocks(c)	13.5%

SECTOR DIVERSIFICATION (FIVE LARGEST )
Health Care	19.4%
Information Technology	13.8
Consumer Discretionary	12.7
Financials	8.1
Energy	7.6

TEN LARGEST STOCKS (d)
Hewlett Packard Co.	3.5%
Comcast Corp.	2.4
Schlumberger, Ltd.	2.4
Wells Fargo & Co.	2.4
Novartis AG (Switzerland)	2.4
Amgen, Inc.	2.1
Motorola, Inc.	2.1
GlaxoSmithKline PLC (United Kingdom)	2.1
Merck & Co., Inc.	2.0
WellPoint, Inc.	2.0

ASSET ALLOCATION

FIXED INCOME PORTFOLIO (27.7%) (f)	Fund
Number of Fixed Income Securities(f)	262
Effective Maturity	6.7 years
Effective Duration	4.0 years

SECTOR DIVERSIFICATION
U.S. Treasury & Government Related	1.8%
Mortgage-Related Securities	10.3
Asset-Backed Securities	0.1
Corporate(f)	15.5

CREDIT QUALITY (e,f)
U.S. Government & Government Related	11.7%
Aaa	0.1
Aa	2.8
A	2.9
Baa	5.8
Ba	1.7
B	0.2
Caa	1.5
Ca	0.9
C	0.1
Average Quality	A1

CORPORATE ISSUERS (FIVE LARGEST) (d)
General Electric Co.	1.2%
GMAC, Inc., and subsidiaries(f)	1.0
Wells Fargo & Co.	1.0
Ford Motor Credit Co.	0.9
Burlington Northern Santa Fe Corp.	0.7

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(e)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s or Fitch rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(f)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.) representing 0.1% of the Fund’s net assets.

Average Annual Total Return1

For periods ended June 30, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	-20.13%	-7.63%	-1.02%	4.16%	9.03%
Combined Index	-13.91	-2.20	0.89	1.33	7.77

The Dodge & Cox Balanced Fund had a total return of 18.9% for the second quarter of 2009, compared to 10.2% for the Combined Index1 (a 60/40 blend of stocks and fixed income securities). For the six months ended June 30, 2009, the Fund had a total return of 6.6%, compared to 3.1% for the Combined Index. At quarter end, the Fund’s net assets of $14.1 billion were invested in 70.5% common stocks, 27.7% fixed income securities, and 1.8% cash.

SECOND QUARTER PERFORMANCE REVIEW

The Fund outperformed the Combined Index by 8.7 percentage points during the second quarter. The Fund’s higher allocation to equities than the Combined Index contributed to overall results given the strong equity market rally. Further, despite a generally modest quarter for the bond market (the Barclays Capital Aggregate Bond Index (BCAG) returned 1.8%), the Fund’s bond holdings produced a double-digit return.

EQUITY PORTFOLIO

•

Strong returns from holdings in the Information Technology sector (up 27% versus up 20% for the S&P 500 sector) benefited returns; notable contributors were Tyco Electronics (up 70%) and Motorola (up 57%).

•

A higher average weighting in the Consumer Discretionary sector (19% versus 9% for the S&P 500 sector) boosted returns, given the sector’s good relative return (up 21% versus up 18% for the S&P 500 sector).

•	Individual contributors included Dow Chemical (up 93%), Capital One (up 79%), Wells Fargo (up 71%), Schlumberger (up 34%), and WellPoint (up 34%).

•	Individual detractors included Wal-Mart (down 7%) and Chevron (down 1%).

FIXED INCOME PORTFOLIO

•

A higher weighting in the Corporate sector (58% at the beginning of the quarter versus 17% for the BCAG) significantly added to relative returns given the Corporate sector’s unprecedented performance during the quarter. Notably strong individual contributors included GMAC, Ford Motor Credit, Citigroup, Dillard’s, Macy’s, Dow Chemical, and cumulative capital securities from Bank of America and JPMorgan.

•	The Fund had no holdings in the poor-performing U.S. Treasury sector (down 3%) and also benefited from its substantial nominal yield advantage versus the BCAG.

INVESTMENT STRATEGY

The Fund’s margin of outperformance represents a meaningful reversal of recent performance results, particularly in 2008 when the Fund significantly lagged the Combined Index. This strong relative performance result was driven not by a major change in the Fund’s investment strategy, but rather by a dramatic reversal in market conditions. The performance recovery this quarter does, however, serve to illustrate several hallmarks of Dodge & Cox’s investment approach, namely: a focus on valuation and fundamental analysis of the risks and opportunities of specific securities; persistence to maintain positions in the face of negative market feedback; and the importance of a long-term investment perspective.

We continue to favor equities in the Fund. In our view as long-term investors, current valuations are still compelling despite the recent run-up in prices. The equity portfolio remains well diversified, and is currently invested in many companies in the broadly defined Technology, Media, and Health Care areas. Together these holdings comprise over 60% of the equity portfolio; we believe the holdings in these sectors offer long-term value across economic cycles. Notable investments include industry leaders Hewlett-Packard, Sony, Comcast, Time Warner, GlaxoSmithKline, Merck, Amgen, and WellPoint. In other cases, where our analysis indicates that the risks outweigh the potential returns, the Fund has sold positions. For example, sales in the second quarter included Citigroup and American International Group (AIG).

In the fixed income portfolio, we have slightly reduced the corporate weighting in light of much higher valuations, but corporates remained a significant portion of the fixed income portfolio at 55%. Meanwhile, Government Sponsored Enterprise (GSE)-guaranteed2 mortgage-backed securities (MBS) comprised just over one-third of the fixed income portfolio at quarter end. We believe that both corporate and GSE-MBS securities continue to offer more compelling long-term return potential than their U.S. Treasury counterparts, particularly given our concerns over potentially higher inflation with the significant monetary and fiscal policy measures in place.

IN CLOSING

Dodge & Cox’s experienced team of investment professionals is working hard to take advantage of what we believe are attractive opportunities being created during this period of economic stress. Although it is impossible to predict the short-term direction of stock and bond prices, decades of experience have taught us that persistence in the face of significant market dislocations can potentially be rewarding for patient investors with long-term investment horizons.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Semi-Annual Report, which will be available in August.

July 2009

[1]

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/ or interest income and, unlike Fund returns, do not reflect fees or expenses. The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index (S&P 500), which is a widely recognized, unmanaged index of common stock prices, and 40% of the Barclays Capital Aggregate Bond Index (BCAG), which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.

[2]	The U.S. government does not guarantee the Fund’s shares, yield, or net asset value. The guarantee does not eliminate market risk.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

06/09 BF FS

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Adobe Systems, Inc.	United States	934,000	26,432,200
AEGON NV	Netherlands	8,172,900	50,345,064
Amgen, Inc.	United States	5,721,600	302,901,504
Autodesk, Inc.	United States	518,943	9,849,538
Avon Products, Inc.	United States	627,516	16,177,362
Baker Hughes, Inc.	United States	4,474,510	163,051,145
Bank of New York Mellon Corp.	United States	2,132,000	62,488,920
BB&T Corp.	United States	3,599,184	79,110,064
BMC Software, Inc.	United States	2,370,560	80,101,222
Boston Scientific Corp.	United States	14,777,700	149,845,878
Cadence Design Systems, Inc.	United States	9,739,500	57,463,050
Capital One Financial Corp.	United States	9,552,059	208,999,051
Cardinal Health, Inc.	United States	6,493,300	198,370,315
CarMax, Inc.	United States	3,550,000	52,185,000
Caterpillar, Inc.	United States	1,300,000	42,952,000
Cemex SAB de CV ADR	Mexico	3,914,083	36,557,535
Chevron Corp.	United States	2,567,679	170,108,734
Citrix Systems, Inc.	United States	2,642,610	84,272,833
Comcast Corp., Class A	United States	23,766,974	344,383,453
Computer Sciences Corp.	United States	3,410,500	151,085,150
Compuware Corp.	United States	6,949,488	47,673,488
Covidien PLC	Ireland	2,103,200	78,743,808
Credit Suisse Group AG ADR	Switzerland	1,300,300	59,462,719
DISH Network Corp., Class A	United States	1,806,165	29,277,935
Domtar Corp.	United States	550,091	9,120,509
Dow Chemical Co.	United States	8,960,259	144,618,580
Eaton Corp.	United States	1,650,000	73,606,500
EBay, Inc.	United States	7,569,200	129,660,396
FedEx Corp.	United States	3,497,254	194,517,267
General Electric Co.	United States	17,749,700	208,026,484
Genuine Parts Co.	United States	277,950	9,328,002
Genworth Financial, Inc., Class A	United States	1,949,000	13,623,510
GlaxoSmithKline PLC ADR	United Kingdom	8,300,500	293,339,670
Health Management Associates, Inc.	United States	1,647,563	8,138,961
Hewlett-Packard Co.	United States	12,860,912	497,074,249
Hitachi, Ltd. ADR	Japan	1,920,245	59,469,988
Home Depot, Inc.	United States	6,602,200	156,009,986
HSBC Holdings PLC ADR	United Kingdom	2,263,361	94,540,589
Interpublic Group of Companies, Inc.	United States	7,484,200	37,795,210
Koninklijke Philips Electronics NV	Netherlands	650,600	11,984,052
Kyocera Corp. ADR	Japan	184,800	13,804,560
Legg Mason, Inc.	United States	1,350,300	32,920,314
Liberty Entertainment, Series A	United States	1,958,579	52,391,988
Liberty Global, Inc., Series A	United States	264,621	4,204,828
Liberty Global, Inc., Series C	United States	391,368	6,187,528
Liberty Interactive, Series A	United States	10,852,250	54,369,772
Loews Corp.	United States	1,183,108	32,417,159
Macy’s, Inc.	United States	3,944,266	46,384,568
Maxim Integrated Products, Inc.	United States	7,042,000	110,488,980
Merck & Co., Inc.	United States	10,308,400	288,222,864
Molex, Inc.	United States	800,000	12,440,000
Molex, Inc., Class A	United States	2,527,928	36,351,604
Motorola, Inc.	United States	45,509,600	301,728,648

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
News Corp., Class A	United States	28,484,800	259,496,528
Novartis AG ADR	Switzerland	8,218,300	335,224,457
Occidental Petroleum Corp.	United States	4,217,700	277,566,837
Panasonic Corp. ADR	Japan	10,598,928	141,919,646
Pfizer, Inc.	United States	14,657,117	219,856,755
Pitney Bowes, Inc.	United States	3,144,550	68,959,982
Royal Dutch Shell PLC ADR	United Kingdom	2,400,127	122,070,459
Sanofi-Aventis ADR	France	5,739,100	169,246,059
Schlumberger, Ltd.	United States	6,325,421	342,268,530
SLM Corp.	United States	8,096,000	83,145,920
Sony Corp. ADR	Japan	8,157,900	210,963,294
Sprint Nextel Corp.	United States	38,764,400	186,456,764
State Street Corp.	United States	388,600	18,341,920
Symantec Corp.	United States	27,100	421,676
Synopsys, Inc.	United States	2,989,500	58,325,145
Telefonaktiebolaget LM Ericsson ADR	Sweden	2,412,300	23,592,294
The Travelers Companies, Inc.	United States	1,840,219	75,522,588
Thermo Fisher Scientific, Inc.	United States	225,050	9,175,289
Time Warner Cable, Inc.	United States	3,715,583	117,672,514
Time Warner, Inc.	United States	10,564,166	266,111,341
Tyco Electronics, Ltd.	Switzerland	5,797,900	107,782,961
Tyco International, Ltd.	Switzerland	2,839,134	73,760,701
UnitedHealth Group, Inc.	United States	7,598,800	189,818,024
Vulcan Materials Co.	United States	444,656	19,164,674
Walgreen Co.	United States	1,730,199	50,867,851
Wal-Mart Stores, Inc.	United States	2,388,800	115,713,472
WellPoint, Inc.	United States	5,633,400	286,683,726
Wells Fargo & Co.	United States	13,909,706	337,449,468
Wyeth	United States	4,772,800	216,637,392
Xerox Corp.	United States	20,721,050	134,272,404
PREFERRED STOCKS
Preferred Blocker, Inc. (a subsidiary of GMAC, Inc.)	United States	12,287	5,284,178
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	29,000,000	16,856,250	8.250	8/15/18
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	United States	1,638,895	1,645,287	9.750	11/15/14
AT&T, Inc.	United States	10,000,000	10,400,060	4.950	1/15/13
Bank of America Corp.	United States	42,000,000	35,634,774	5.300	3/15/17
Bank of America Corp.	United States	10,000,000	6,502,220	5.625	3/8/35
Bank of America Corp.	United States	41,040,000	30,948,428	6.625	5/23/36
Bank of America Corp.	United States	17,355,000	14,578,200	8.000	12/15/26
BHP Billiton, Ltd.	Australia	20,000,000	21,454,860	5.500	4/1/14
Boston Properties, Inc.	United States	2,890,000	2,585,197	5.000	6/1/15
Boston Properties, Inc.	United States	29,500,000	27,431,153	5.625	4/15/15
Boston Properties, Inc.	United States	21,375,000	21,275,863	6.250	1/15/13
Boston Scientific Corp.	United States	19,385,000	17,834,200	5.450	6/15/14
Boston Scientific Corp.	United States	1,075,000	994,375	6.250	11/15/15
Boston Scientific Corp.	United States	21,905,000	20,371,650	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	11,670,322	11,663,979	4.967	4/1/23
Burlington Northern Santa Fe Corp.	United States	16,355,943	16,110,594	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	25,029,348	24,958,111	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	21,546,435	21,607,464	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	22,301,806	22,755,639	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	1,253,469	1,468,367	8.251	1/15/21
California Taxable General Obligation	United States	14,850,000	14,512,905	5.450	4/1/15
California Taxable General Obligation	United States	24,500,000	22,402,065	7.500	4/1/34
California Taxable General Obligation	United States	22,900,000	20,847,931	7.550	4/1/39

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
California Taxable General Obligation (mandatory put 4/1/13)	United States	5,075,000	4,995,881	5.650	4/1/39
Capital One Financial Corp.	United States	45,630,000	42,828,193	6.750	9/15/17
CIGNA Corp.	United States	5,500,000	3,938,044	6.150	11/15/36
CIGNA Corp.	United States	9,745,000	8,734,950	7.650	3/1/23
CIGNA Corp.	United States	12,970,000	11,349,438	7.875	5/15/27
CIGNA Corp.	United States	9,050,000	7,517,735	8.300	1/15/33
CIGNA Corp.	United States	7,500,000	7,604,003	8.500	5/1/19
Citigroup, Inc.	United States	35,000,000	31,036,122	6.125	11/21/17
Comcast Corp.	United States	38,175,000	39,478,562	5.300	1/15/14
Comcast Corp.	United States	26,500,000	27,462,533	5.850	11/15/15
Comcast Corp.	United States	3,180,000	3,289,468	5.900	3/15/16
Cox Communications, Inc.	United States	53,185,000	52,796,058	5.450	12/15/14
Cox Communications, Inc.	United States	4,815,000	4,665,047	5.500	10/1/15
Cox Communications, Inc.	United States	25,145,000	24,660,330	5.875	12/1/16
Cox Communications, Inc.	United States	6,400,000	7,135,891	8.375	3/1/39
CSX Corp.	United States	5,351,000	6,229,356	9.750	6/15/20
Dept. of Veterans Affairs	United States	990,969	1,071,176	7.213	2/15/25
Dept. of Veterans Affairs	United States	432,901	488,514	8.793	6/15/25
Dillard’s, Inc.	United States	15,490,000	7,512,650	7.000	12/1/28
Dillard’s, Inc.	United States	10,831,000	6,119,515	7.130	8/1/18
Dillard’s, Inc.	United States	50,000	24,000	7.750	7/15/26
Dillard’s, Inc.	United States	550,000	261,250	7.750	5/15/27
Dillard’s, Inc.	United States	14,000,000	11,847,500	7.850	10/1/12
Dillard’s, Inc.	United States	8,860,000	4,618,275	7.875	1/1/23
Dow Chemical Co.	United States	33,950,000	33,879,452	4.027	9/30/09
Dow Chemical Co.	United States	18,170,000	16,513,368	7.375	11/1/29
Dow Chemical Co.	United States	28,060,000	28,109,947	8.550	5/15/19
Dow Chemical Co.	United States	12,165,000	12,522,383	9.400	5/15/39
Fannie Mae	United States	10,880,044	11,171,982	4.710	9/1/34
Fannie Mae	United States	8,194,187	8,384,498	4.737	1/1/35
Fannie Mae	United States	13,342,914	13,758,532	4.741	12/1/34
Fannie Mae	United States	8,964,985	9,319,924	4.822	8/1/35
Fannie Mae	United States	6,333,917	6,575,311	4.924	1/1/35
Fannie Mae	United States	2,271,875	2,401,252	6.000	1/1/12
Fannie Mae	United States	2,427,555	2,565,938	6.000	3/1/12
Fannie Mae	United States	2,313,832	2,445,798	6.000	3/1/12
Fannie Mae	United States	1,887,685	1,995,400	6.000	4/1/12
Fannie Mae	United States	2,136,489	2,272,557	6.000	3/1/14
Fannie Mae	United States	2,572,303	2,675,223	6.000	10/1/14
Fannie Mae	United States	3,905,892	4,154,649	6.000	11/1/14
Fannie Mae	United States	1,530,405	1,627,873	6.000	1/1/16
Fannie Mae	United States	1,824,240	1,940,421	6.000	3/1/16
Fannie Mae	United States	2,694,940	2,866,574	6.000	4/1/16
Fannie Mae	United States	1,982,945	2,114,191	6.000	7/1/16
Fannie Mae	United States	5,324,762	5,653,899	6.000	12/1/16
Fannie Mae	United States	2,018,200	2,146,735	6.000	3/1/17
Fannie Mae	United States	9,428,748	10,052,813	6.000	7/1/17
Fannie Mae	United States	3,617,675	3,841,293	6.000	8/1/17
Fannie Mae	United States	4,775,565	5,079,709	6.000	11/1/17
Fannie Mae	United States	6,019,215	6,391,278	6.000	12/1/17
Fannie Mae	United States	4,266,610	4,546,339	6.000	3/1/18
Fannie Mae	United States	4,019,017	4,282,514	6.000	3/1/18
Fannie Mae	United States	3,743,426	3,991,194	6.000	3/1/18
Fannie Mae	United States	4,678,433	4,988,087	6.000	3/1/18
Fannie Mae	United States	10,651,899	11,350,264	6.000	5/1/18
Fannie Mae	United States	4,343,990	4,631,508	6.000	5/1/18
Fannie Mae	United States	5,716,065	6,094,397	6.000	5/1/18

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	1,337,474	1,425,998	6.000	12/1/18
Fannie Mae	United States	6,605,996	7,014,329	6.000	3/1/22
Fannie Mae	United States	19,044,280	20,103,564	6.000	8/25/32
Fannie Mae	United States	821,008	871,200	6.500	1/1/13
Fannie Mae	United States	460,958	484,796	6.500	1/1/13
Fannie Mae	United States	5,968,331	6,333,208	6.500	12/1/14
Fannie Mae	United States	7,165,936	7,604,028	6.500	12/1/14
Fannie Mae	United States	3,390,699	3,593,222	6.500	7/1/15
Fannie Mae	United States	792,483	842,046	6.500	8/1/15
Fannie Mae	United States	6,966,895	7,383,022	6.500	9/1/16
Fannie Mae	United States	4,762,497	5,060,351	6.500	9/1/16
Fannie Mae	United States	8,617,920	9,148,820	6.500	6/1/17
Fannie Mae	United States	10,700,465	11,359,659	6.500	4/1/18
Fannie Mae	United States	26,578,415	28,215,756	6.500	7/1/18
Fannie Mae	United States	6,253,680	6,644,796	6.500	10/1/18
Fannie Mae	United States	8,188,007	8,692,423	6.500	11/1/18
Fannie Mae	United States	5,734,963	6,070,773	6.500	1/1/22
Fannie Mae	United States	14,869,410	15,942,077	6.500	10/1/26
Fannie Mae	United States	22,219,800	23,970,043	6.500	12/1/28
Fannie Mae	United States	7,111,844	7,643,148	6.500	8/1/32
Fannie Mae	United States	92,426,103	99,330,982	6.500	12/1/32
Fannie Mae	United States	24,792,295	26,399,922	6.500	8/25/35
Fannie Mae	United States	37,246,603	39,599,454	6.500	8/1/37
Fannie Mae	United States	12,948,448	13,766,395	6.500	10/1/37
Fannie Mae	United States	40,643,489	43,113,841	6.500	10/1/37
Fannie Mae	United States	69,581,790	73,977,239	6.500	11/1/37
Fannie Mae	United States	52,981,409	56,328,220	6.500	11/1/37
Fannie Mae	United States	8,097,869	8,622,966	6.500	7/25/42
Fannie Mae	United States	7,842,162	8,350,678	6.500	1/25/44
Fannie Mae	United States	7,189	7,336	7.000	7/1/11
Fannie Mae	United States	6,701,185	7,045,484	7.000	11/1/18
Fannie Mae	United States	3,940,919	4,275,898	7.000	6/25/32
Fannie Mae	United States	21,623,748	23,487,369	7.000	8/1/37
Fannie Mae	United States	3,207,676	3,432,213	7.000	9/25/41
Fannie Mae	United States	3,765,100	4,085,133	7.000	6/25/42
Fannie Mae	United States	4,447,039	4,869,508	7.000	6/25/42
Fannie Mae	United States	3,247,068	3,523,069	7.000	7/25/42
Fannie Mae	United States	109,943,385	118,267,363	7.000	3/25/49
Fannie Mae	United States	3,487	3,581	7.500	8/1/10
Fannie Mae	United States	1,479,971	1,572,717	7.500	9/1/15
Fannie Mae	United States	2,670,868	2,838,246	7.500	12/1/15
Fannie Mae	United States	1,120,454	1,190,671	7.500	1/1/16
Fannie Mae	United States	1,794,055	1,906,484	7.500	12/1/16
Fannie Mae	United States	24,145,063	25,718,466	7.500	8/1/17
Fannie Mae	United States	1,268,157	1,370,402	7.500	6/19/30
Fannie Mae	United States	3,772,691	4,152,318	7.500	2/25/41
Fannie Mae	United States	3,362,067	3,633,133	7.500	7/25/41
Fannie Mae	United States	4,020,791	4,344,967	7.500	7/25/41
Fannie Mae	United States	4,021,858	4,346,121	7.500	12/25/41
Fannie Mae	United States	4,811,795	5,199,746	7.500	10/25/42
Fannie Mae	United States	16,303,369	17,617,828	7.500	3/25/44
Fannie Mae	United States	2,253,034	2,434,685	7.500	6/25/44
Fannie Mae Multifamily DUS	United States	323,876	332,136	4.020	8/1/13
Fannie Mae Multifamily DUS	United States	14,680,276	15,431,429	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	16,115,000	16,673,530	4.890	4/1/12
Fannie Mae Multifamily DUS	United States	4,228,461	4,429,486	4.918	2/1/13
Fannie Mae Multifamily DUS	United States	12,020,373	12,608,563	4.921	4/1/15
Fannie Mae Multifamily DUS	United States	3,621,459	3,813,367	4.976	1/1/13

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae Multifamily DUS	United States	3,045,178	3,224,770	5.098	10/1/13
Fannie Mae Multifamily DUS	United States	10,129,236	10,839,016	5.320	4/1/14
Fannie Mae Multifamily DUS	United States	20,738,667	22,081,784	5.355	11/1/15
Fannie Mae Multifamily DUS	United States	4,656,136	4,952,381	5.629	12/1/11
Fannie Mae Multifamily DUS	United States	5,460,770	5,840,565	5.896	1/1/12
Fannie Mae Multifamily DUS	United States	22,831,956	24,185,701	5.932	4/1/12
Fannie Mae Multifamily DUS	United States	845,711	898,688	5.942	11/1/11
FedEx Corp.	United States	15,409,032	15,948,280	6.720	7/15/23
FedEx Corp.	United States	9,000,000	9,719,973	7.375	1/15/14
FedEx Corp.	United States	7,125,000	8,119,600	8.000	1/15/19
Ford Motor Credit Co.	United States	142,325,000	128,843,264	7.375	2/1/11
Freddie Mac	United States	60,855,887	63,575,384	5.538	7/25/33
Freddie Mac	United States	5,137,373	5,286,966	6.000	9/15/16
Freddie Mac	United States	3,901,245	4,151,001	6.500	12/15/13
Freddie Mac	United States	775,436	816,969	6.500	5/15/21
Freddie Mac	United States	386,227	411,271	6.500	9/25/43
Freddie Mac	United States	24,450,728	26,161,362	6.500	10/25/43
Freddie Mac	United States	9,528,267	10,242,795	7.000	8/25/23
Freddie Mac	United States	624	630	8.750	5/1/10
Freddie Mac Gold	United States	12,015,034	12,416,706	4.158	5/1/34
Freddie Mac Gold	United States	1,727,188	1,812,237	6.000	10/1/13
Freddie Mac Gold	United States	6,182,675	6,491,331	6.000	4/1/14
Freddie Mac Gold	United States	5,625,475	5,902,511	6.000	10/1/14
Freddie Mac Gold	United States	1,378,083	1,446,887	6.000	9/1/15
Freddie Mac Gold	United States	1,675,210	1,757,860	6.000	5/1/16
Freddie Mac Gold	United States	8,697,964	9,262,788	6.000	2/1/18
Freddie Mac Gold	United States	4,802,276	5,088,612	6.000	10/1/18
Freddie Mac Gold	United States	1,722,938	1,829,078	6.500	7/1/14
Freddie Mac Gold	United States	6,930,483	7,270,330	6.500	11/1/14
Freddie Mac Gold	United States	2,892,045	3,066,592	6.500	5/1/16
Freddie Mac Gold	United States	5,272,994	5,591,242	6.500	3/1/17
Freddie Mac Gold	United States	3,287,003	3,485,387	6.500	8/1/17
Freddie Mac Gold	United States	1,659,476	1,759,632	6.500	8/1/17
Freddie Mac Gold	United States	4,096,384	4,343,617	6.500	11/1/17
Freddie Mac Gold	United States	5,651,908	5,993,024	6.500	12/1/17
Freddie Mac Gold	United States	5,684,976	6,028,088	6.500	3/1/18
Freddie Mac Gold	United States	3,007,877	3,189,415	6.500	9/1/18
Freddie Mac Gold	United States	36,993,136	39,681,627	6.500	10/1/26
Freddie Mac Gold	United States	38,713,498	41,545,179	6.500	12/1/32
Freddie Mac Gold	United States	4,221,417	4,530,190	6.500	4/1/33
Freddie Mac Gold	United States	153,347	160,536	7.000	4/1/15
Freddie Mac Gold	United States	61,695,307	66,397,801	7.000	8/1/38
Freddie Mac Gold	United States	25,669,061	27,625,589	7.000	9/1/38
Freddie Mac Gold	United States	330,699	358,663	7.470	3/17/23
Freddie Mac Gold	United States	1,148,584	1,247,889	7.750	7/25/21
Freddie Mac Gold	United States	10,379	11,220	8.500	1/1/23
General Electric Co.	United States	190,000,000	171,397,421	1.158	11/1/12
Ginnie Mae	United States	2,342,493	2,552,513	7.500	11/15/24
Ginnie Mae	United States	967,355	1,058,219	7.500	10/15/25
Ginnie Mae	United States	295,532	324,454	7.970	4/15/20
Ginnie Mae	United States	371,066	407,767	7.970	5/15/20
Ginnie Mae	United States	209,290	228,519	7.970	8/15/20
Ginnie Mae	United States	280,486	306,564	7.970	8/15/20
Ginnie Mae	United States	385,797	424,132	7.970	10/15/20
Ginnie Mae	United States	262,356	287,945	7.970	1/15/21
GMAC, Inc.	United States	147,385,000	128,961,875	6.875	9/15/11
HCA, Inc.	United States	18,390,000	16,091,250	6.250	2/15/13
HCA, Inc.	United States	8,400,000	7,707,000	6.300	10/1/12

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HCA, Inc.	United States	50,090,000	46,834,150	6.950	5/1/12
HCA, Inc.	United States	8,008,000	7,877,870	7.875	2/1/11
Health Net, Inc.	United States	18,675,000	14,146,312	6.375	6/1/17
Hewlett-Packard Co.	United States	25,605,000	28,223,751	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	23,000,000	22,309,533	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	35,000,000	33,855,955	6.500	9/15/37
JPMorgan Chase & Co.	United States	5,955,000	4,497,541	5.850	8/1/35
JPMorgan Chase & Co.	United States	28,187,000	26,479,319	8.750	9/1/30
Kaupthing Bank HF	Iceland	65,060,000	6,506	7.125	5/19/16
Lafarge SA	France	33,715,000	31,000,201	6.500	7/15/16
Liberty Media Corp.	United States	7,461,000	5,138,764	8.250	2/1/30
Liberty Media Corp.	United States	9,682,000	6,680,580	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,131,000	14,859,183	4.875	2/1/10
Macy’s, Inc.	United States	12,895,000	8,539,972	6.650	7/15/24
Macy’s, Inc.	United States	8,380,000	5,591,647	6.700	7/15/34
Macy’s, Inc.	United States	5,355,000	3,748,500	6.900	4/1/29
Macy’s, Inc.	United States	55,984,000	36,722,257	6.900	1/15/32
Macy’s, Inc.	United States	11,675,000	9,883,751	7.450	10/15/16
Macy’s, Inc.	United States	5,900,000	5,103,500	7.625	8/15/13
Norfolk Southern Corp.	United States	5,955,000	6,526,936	7.700	5/15/17
Norfolk Southern Corp.	United States	7,389,000	9,820,831	9.750	6/15/20
Reed Elsevier PLC	United Kingdom	23,000,000	26,132,048	8.625	1/15/19
SLM Corp.	United States	50,000,000	42,774,250	8.450	6/15/18
SLM Student Loan Trust	United States	7,388,075	7,349,272	1.092	4/25/17
SLM Student Loan Trust	United States	5,020,423	5,020,821	1.102	10/25/17
Small Business Administration - 504 Program	United States	15,672,148	16,295,371	4.920	10/1/23
Small Business Administration - 504 Program	United States	29,101,227	30,790,041	5.360	11/1/25
Small Business Administration - 504 Program	United States	39,672,092	42,369,314	5.640	4/1/26
Small Business Administration - 504 Program	United States	10,752,767	11,499,834	5.710	6/1/27
Small Business Administration - 504 Program	United States	43,961,970	47,002,617	5.820	6/1/26
Small Business Administration - 504 Program	United States	2,005,879	2,132,061	6.000	9/1/18
Small Business Administration - 504 Program	United States	3,166,416	3,381,079	6.150	4/1/18
Small Business Administration - 504 Program	United States	7,760,476	8,312,339	6.340	5/1/21
Small Business Administration - 504 Program	United States	7,225,762	7,789,933	6.625	7/1/21
Small Business Administration - 504 Program	United States	1,208,005	1,307,769	6.700	12/1/16
Small Business Administration - 504 Program	United States	2,526,740	2,714,269	6.800	6/1/19
Small Business Administration - 504 Program	United States	2,643,318	2,861,870	6.900	9/1/17
Small Business Administration - 504 Program	United States	1,916,287	2,089,256	7.200	6/1/17
Small Business Administration - 504 Program	United States	3,070,085	3,323,050	7.210	9/1/20
Small Business Administration - 504 Program	United States	4,355,106	4,736,969	7.390	7/1/20
Small Business Administration - 504 Program	United States	7,525,341	8,188,604	7.470	4/1/20
Small Business Administration - 504 Program	United States	3,260,943	3,594,548	8.030	5/1/20
Sprint Nextel Corp.	United States	25,585,000	20,915,738	6.000	12/1/16
Sprint Nextel Corp.	United States	10,085,000	7,160,350	6.875	11/15/28
Time Warner Cable, Inc.	United States	19,665,000	22,312,243	8.250	4/1/19
Time Warner Cable, Inc.	United States	8,000,000	9,319,536	8.750	2/14/19
Time Warner, Inc.	United States	66,505,000	64,653,235	7.625	4/15/31
Time Warner, Inc.	United States	30,690,000	30,158,020	7.700	5/1/32
Travelers Cos., Inc.	United States	9,750,000	9,802,954	5.000	3/15/13
Travelers Cos., Inc.	United States	9,735,000	10,310,449	6.250	6/20/16
Union Pacific Corp.	United States	36,014,966	33,233,897	5.866	7/2/30
Union Pacific Corp.	United States	11,971,951	12,163,306	6.176	1/2/31
Union Pacific Corp.	United States	26,685,286	27,971,841	6.330	1/2/20
Union Pacific Corp.	United States	3,550,000	3,740,724	6.500	4/15/12
Union Planters Mortgage Finance Corp.	United States	2,765,175	2,975,156	7.700	12/25/24
Unum Group	United States	11,633,000	7,669,044	6.750	12/15/28
Unum Group	United States	10,200,000	8,407,013	6.850	11/15/15
Unum Group	United States	8,500,000	5,299,987	7.190	2/1/28

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Unum Group	United States	12,130,000	8,082,558	7.250	3/15/28
Unum Group	United States	8,426,000	8,420,473	7.625	3/1/11
WellPoint, Inc.	United States	13,070,000	12,804,512	5.000	12/15/14
WellPoint, Inc.	United States	40,000,000	37,896,800	5.250	1/15/16
Wells Fargo & Co.	United States	90,000,000	84,977,407	1.230	4/23/12
Wells Fargo & Co.	United States	46,000,000	44,344,127	6.000	11/15/17
Xerox Corp.	United States	87,085,000	90,132,975	6.875	8/15/11
CASH EQUIVALENTS
Fixed Income Clearing Corporation Repurchase Agreement	United States	180,066,000	180,066,000	0.030	7/1/09
SSgA Prime Money Market Fund	United States	42,864,877	42,864,877

Important Legal Information

•

Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•

Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

•

The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•

Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

Copyright© 1998-2009. Dodge & Cox®. All rights reserved.

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• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

Objectives	•	The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy	•	The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS
Fund Inception Date	January 3, 1989
Total Net Assets (as of 6/30/2009)	$15.0 billion
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox®. All rights reserved.

Home	Contact Us	Search

FUND INFORMATION	ACCOUNT ACCESS	PERFORMANCE & PRICES	FORMS & LITERATURE	ABOUT DODGE & COX

ACCOUNT ACCESS
User ID
Password

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Login Problems?

Stock Fund	Global Stock Fund	International Stock Fund	Balanced Fund	Income Fund	RELATED DOCUMENTS
• Prospectus

Overview	Characteristics	Risks	Manager Biographies	- Account Application
• IRA Plan
- IRA Application
• Fact Sheet
• Shareholder Report
• Fund Holdings
• How to Invest

STANDARDIZED RETURNS

as of June 30, 2009 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	7.19%	5.77%	4.65%	6.07%	7.24%
BCAG Index	6.06%	6.43%	5.02%	5.98%	7.06%

FUND CHARACTERISTICS

as of June 30, 2009, unless otherwise noted (updated quarterly)

GENERAL INFORMATION
Net Asset Value Per Share	$12.33
Total Net Assets (billions)	$15.0
30-Day SEC Yield(a)	5.85%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
Fund Inception	1989

PORTFOLIO CHARACTERISTICS	Fund		BCAG
Number of Fixed Income Securities	493	(e)	8,820
Effective Maturity (years)	6.5		6.7
Effective Duration (years)	3.7		4.3

FIVE LARGEST CORPORATE ISSUERS (%)(c)			Fund
Wells Fargo & Co.			3.1
Ford Motor Credit Co.			2.9
GMAC, Inc., and subsidiaries(e)			2.8
Cox Communications, Inc.			2.4
Time Warner, Inc.			2.3

CREDIT QUALITY (%)(d) (e)	Fund		BCAG
U.S. Government and Government Related	43.2		73.2
Aaa	1.7		5.8
Aa	3.6		3.8
A	15.2		9.6
Baa	19.6		7.6
Ba	4.6		0.0
B	0.3		0.0
Caa	4.9		0.0
Ca	2.5		0.0
C	0.3		0.0
Cash Equivalents	4.1		0.0
Average Quality	A1		Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION (%)	Fund	BCAG
U.S. Treasury & Government Related	7.4	35.3
Mortgage-Related Securities	37.4	38.1
Asset-Backed Securities/CMBS(b)	1.7	3.8
Corporate(e)	49.4	18.7
Non-Corporate Yankee	0.0	4.1
Cash Equivalents	4.1	0.0

MATURITY DIVERSIFICATION (%)	Fund	BCAG
0-1 Years to Maturity	8.8	0.0
1-5	50.6	49.5
5-10	29.1	37.7
10-15	1.2	4.9
15-20	1.3	1.9
20-25	5.1	1.9
25 and Over	3.6	4.1
Preferred Stock (no maturity)	0.3	0.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(e)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.) representing 0.3% of the Fund’s net assets.

The Barclays Capital Aggregate Bond (BCAG) Index is an unmanaged index of U.S. dollar-denominated, investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2009 Dodge & Cox® . All rights reserved.

Objective

•   The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy

•   The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage- and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs), and others rated A or better by S&P, Moody’s, or Fitch. To a lesser extent, the Fund may also invest in fixed income securities rated Baa/BBB or lower.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers, and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield, and capital appreciation potential.

GENERAL INFORMATION
Net Asset Value Per Share	$12.33
Total Net Assets (billions)	$15.0
30-Day SEC Yield(a)	5.85%
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
Fund Inception	1989

No sales charges or distribution fees

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 15 years.

PORTFOLIO CHARACTERISTICS	Fund	BCAG
Number of Fixed Income Securities	493 (e)	8,820
Effective Maturity (years)	6.5	6.7
Effective Duration (years)	3.7	4.3

FIVE LARGEST CORPORATE ISSUERS (c)		Fund
Wells Fargo & Co.		3.1%
Ford Motor Credit Co.		2.9
GMAC, Inc., and subsidiaries(e)		2.8
Cox Communications, Inc.		2.4
Time Warner, Inc.		2.3

CREDIT QUALITY (d , e)	Fund	BCAG
U.S. Government & Government Related	43.2%	73.2%
Aaa	1.7	5.8
Aa	3.6	3.8
A	15.2	9.6
Baa	19.6	7.6
Ba	4.6	0.0
B	0.3	0.0
Caa	4.9	0.0
Ca	2.5	0.0
C	0.3	0.0
Cash Equivalents	4.1	0.0
Average Quality	A1	Aa1

ASSET ALLOCATION

SECTOR DIVERSIFICATION	Fund	BCAG
U.S. Treasury & Government Related	7.4%	35.3%
Mortgage-Related Securities	37.4	38.1
Asset-Backed Securities/CMBS(b)	1.7	3.8
Corporate(e)	49.4	18.7
Non-Corporate Yankee	0.0	4.1
Cash Equivalents	4.1	0.0

MATURITY DIVERSIFICATION	Fund	BCAG
0-1 Years to Maturity	8.8%	0.0%
1-5	50.6	49.5
5-10	29.1	37.7
10-15	1.2	4.9
15-20	1.3	1.9
20-25	5.1	1.9
25 and Over	3.6	4.1
Preferred Stock (no maturity)	0.3	0.0

(a)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the BCAG but not currently held by the Fund.
(c)

The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell, or hold any particular security.

(d)

The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s or Fitch rating is reported. If unrated, the investment manager determines a comparable rating. The BCAG’s credit quality ratings are from Barclays Capital and reference Moody’s, Standard & Poor’s and Fitch ratings. The BCAG’s methodology for calculating average credit quality differs from that used by the Fund. Applying the BCAG methodology, the Fund’s average credit quality would be A1. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

(e)	Includes cumulative preferred stock (Preferred Blocker, Inc., a subsidiary of GMAC, Inc.) representing 0.3% of the Fund’s net assets.

Average Annual Total Return*

For periods ended June 30, 2009	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Income Fund	7.19%	5.77%	4.65%	6.07%	7.24%
BCAG Index	6.06	6.43	5.02	5.98	7.06

The Dodge & Cox Income Fund had a total return of 7.5% for the second quarter of 2009, compared to a total return of 1.8% for the Barclays Capital Aggregate Bond Index (BCAG). For the six months ending June 30, 2009, the Fund had a total return of 7.8%, compared to 1.9% for the BCAG. At quarter end, the Fund had net assets of $15.0 billion with a cash position of 4.1%.

SECOND QUARTER MARKET COMMENTARY

Although broad economic conditions remained weak during the quarter, capital market conditions improved meaningfully as emergent signs of stabilization in the banking sector offered optimism to investors. Policy makers were busy: the Treasury released the much-anticipated (and better-than-expected) results of the bank “stress tests” and unveiled a plan to overhaul the regulatory framework for the U.S. financial system, while the Federal Reserve extended various programs in support of funding markets through early 2010 and expanded the Term Asset-backed Lending Facility (TALF). Finally, Congress passed the fiscal year 2010 budget, which provides for a record amount of deficit spending (to be financed by a record amount of Treasury borrowing).

U.S. Treasury rates rose sharply over the quarter, influenced by a continuing reversal of the “flight to quality” that prevailed over the second half of 2008, as well as concerns over the potential effects of aggressive fiscal and monetary policy stimulus on future inflation. As a result, U.S. Treasuries1 returned -3.0%. In contrast, the perceived moderation in the rate of economic decline, greater confidence in policymakers’ stabilization efforts, and historically attractive valuations lured investors to corporate bonds. Investment-grade corporates1 rebounded dramatically, returning 10.5% for the quarter and outperforming comparable-duration Treasuries by 13.6 percentage points. The Government Sponsored Enterprise (GSE)-guaranteed2 mortgage-backed securities (MBS) market benefited from continued secondary market MBS purchases by the Fed and the U.S. Treasury, returning 0.7%1 and outperforming comparable U.S. Treasuries by 1.2 percentage points. In addition, the beleaguered commercial mortgage-backed securities (CMBS) sector—though it represents only a small portion of the BCAG—bounced back with a very strong 12.5%1 return for the quarter.

SECOND QUARTER PERFORMANCE REVIEW

The Fund outperformed the BCAG by 5.7 percentage points for the second quarter.

KEY CONTRIBUTORS TO RELATIVE RESULTS

•

The Fund’s overweighting of the corporate sector (47% at the beginning of the quarter versus 17% for the BCAG) significantly added to relative returns, given the corporate sector’s outperformance. We added approximately three percentage points to the Fund’s corporate weighting during the quarter which further benefited relative returns.

•

A strong recovery among many of the Fund’s corporate holdings boosted returns: notable performers included GMAC, Ford Motor Credit, SLM Corp., Citigroup, Dillard’s, Macy’s, Dow Chemical, and cumulative capital securities from Bank of America and JPMorgan. In a significant change from the past several quarters, no corporate security in the Fund had a negative total return during the quarter.

•	The Fund’s GSE-guaranteed MBS holdings performed relatively well during the second quarter.

•	The Fund’s substantial nominal yield advantage enhanced returns, as did its underweight to U.S. Treasuries (both on a market value and duration[3] basis).

KEY DETRACTORS FROM RELATIVE RESULTS

•	The Fund holds no CMBS, which had very strong performance during the second quarter.

INVESTMENT STRATEGY

The Fund’s margin of outperformance represents a significant reversal of recent performance results, particularly in 2008 when the Fund lagged the BCAG by over five percentage points. This strong relative performance result was driven not by a major change in the Fund’s investment strategy, but rather by a dramatic reversal in market conditions. The performance recovery this quarter does, however, serve to illustrate several hallmarks of Dodge & Cox’s investment approach, namely: a focus on valuation and fundamental analysis of the risks and opportunities of specific securities; the persistence to maintain positions in the face of negative market feedback; and the importance of a long-term investment perspective.

Despite recent gains, corporate yield premiums remain wide by historical standards—particularly within the financial sector—and offer attractive long-term total return potential in our opinion. We further reduced the Fund’s weighting in GSE-guaranteed MBS during the quarter to 37%; this weighting peaked in the fall of 2008 at 53%. Higher valuations and increased prepayment risk4, as well as more compelling opportunities within the corporate universe, prompted this reduction. The Fund’s duration remains shorter than the BCAG, due to our concerns over the absolute low level of rates and potential future inflation in light of the substantial monetary and fiscal measures in place.

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Semi-Annual Report, which will be available in August.

July 2009

[1]	Denotes sector returns as measured by the Barclays Capital Indices.
[2]	The U.S. Government does not guarantee the Fund’s shares, yield and net asset value. The guarantee does not eliminate market risk.
[3]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.
[4]	The Fund may be subject to a variety of risks in addition to those described above (e.g., interest rate risk—rising rates would negatively impact the fixed income securities held by the Fund).

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income and, unlike Fund returns, do not reflect fees or expenses. The Barclays Capital Aggregate Bond Index (BCAG) is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities.

Barclays Capital® is a trademark of Barclays PLC.

You should carefully consider the Fund’s investment objectives, management fees, risks, and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

06/09 IF FS

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
American International Group, Inc.	United States	78,800,000	45,802,500	8.250	8/15/18
AT&T, Inc.	United States	14,792,000	15,383,769	4.950	1/15/13
AT&T, Inc.	United States	160,005,000	184,674,731	8.000	11/15/31
Bank of America Corp.	United States	105,000,000	89,086,935	5.300	3/15/17
Bank of America Corp.	United States	21,450,000	13,947,262	5.625	3/8/35
Bank of America Corp.	United States	64,470,000	48,617,085	6.625	5/23/36
Bank of America Corp.	United States	74,185,000	76,634,292	7.375	5/15/14
Bank of America Corp.	United States	37,940,000	38,109,250	7.625	6/1/19
Bank of America Corp.	United States	14,615,000	12,276,600	8.000	12/15/26
BHP Billiton, Ltd.	Australia	73,575,000	78,927,066	5.500	4/1/14
Boston Properties, Inc.	United States	27,250,000	23,877,812	2.875	2/15/37
Boston Properties, Inc.	United States	17,444,000	15,604,212	5.000	6/1/15
Boston Properties, Inc.	United States	35,160,000	32,694,214	5.625	4/15/15
Boston Properties, Inc.	United States	74,643,000	74,296,806	6.250	1/15/13
Boston Scientific Corp.	United States	51,258,000	47,157,360	5.450	6/15/14
Boston Scientific Corp.	United States	15,000,000	13,875,000	6.250	11/15/15
Boston Scientific Corp.	United States	79,562,000	73,992,660	6.400	6/15/16
Burlington Northern Santa Fe Corp.	United States	7,883,000	7,880,091	4.300	7/1/13
Burlington Northern Santa Fe Corp.	United States	13,135,000	13,293,881	4.875	1/15/15
Burlington Northern Santa Fe Corp.	United States	8,813,154	8,680,951	5.342	4/1/24
Burlington Northern Santa Fe Corp.	United States	37,337,692	37,231,425	5.629	4/1/24
Burlington Northern Santa Fe Corp.	United States	26,121,631	26,195,618	5.720	1/15/24
Burlington Northern Santa Fe Corp.	United States	48,568,891	49,557,249	5.996	4/1/24
Burlington Northern Santa Fe Corp.	United States	20,428,842	22,999,416	7.570	1/2/21
Burlington Northern Santa Fe Corp.	United States	6,639,468	7,777,754	8.251	1/15/21
California Taxable General Obligation	United States	35,700,000	35,078,106	5.250	4/1/14
California Taxable General Obligation	United States	93,500,000	85,493,595	7.500	4/1/34
California Taxable General Obligation	United States	93,450,000	85,075,945	7.550	4/1/39
California Taxable General Obligation (mandatory put 4/1/13)	United States	18,650,000	18,359,246	5.650	4/1/39
Capital One Financial Corp.	United States	134,408,000	126,154,981	6.750	9/15/17
Capital One Financial Corp.	United States	32,050,000	33,049,319	7.375	5/23/14
CIGNA Corp.	United States	38,000,000	27,208,304	6.150	11/15/36
CIGNA Corp.	United States	28,755,000	29,529,315	6.375	10/15/11
CIGNA Corp.	United States	13,665,000	14,127,533	7.000	1/15/11
CIGNA Corp.	United States	3,597,000	3,224,178	7.650	3/1/23
CIGNA Corp.	United States	27,840,000	24,361,477	7.875	5/15/27
CIGNA Corp.	United States	7,445,000	6,184,480	8.300	1/15/33
CIGNA Corp.	United States	46,685,000	47,332,381	8.500	5/1/19
Citigroup, Inc.	United States	161,000,000	126,391,572	2.583	5/15/18
Citigroup, Inc.	United States	77,115,000	68,381,445	6.125	11/21/17
Comcast Corp.	United States	47,975,000	49,613,202	5.300	1/15/14
Comcast Corp.	United States	24,985,000	25,892,505	5.850	11/15/15
Comcast Corp.	United States	58,260,000	59,056,647	5.875	2/15/18
Comcast Corp.	United States	41,765,000	43,202,718	5.900	3/15/16
Comcast Corp.	United States	31,370,000	33,201,036	6.300	11/15/17
Comcast Corp.	United States	3,120,000	3,074,882	6.450	3/15/37
Comcast Corp.	United States	42,020,000	44,577,463	6.500	1/15/17
Comcast Corp.	United States	10,674,000	11,129,556	6.950	8/15/37
Covidien PLC	Ireland	32,700,000	34,774,750	6.000	10/15/17
Cox Communications, Inc.	United States	114,974,000	114,133,195	5.450	12/15/14
Cox Communications, Inc.	United States	78,390,000	76,879,033	5.875	12/1/16
Cox Communications, Inc.	United States	57,000,000	63,554,031	8.375	3/1/39

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Cox Communications, Inc.	United States	88,095,000	106,078,009	9.375	1/15/19
CSX Corp.	United States	22,073,281	21,812,188	6.251	1/15/23
CSX Corp.	United States	10,272,000	11,958,128	9.750	6/15/20
Dept. of Veterans Affairs	United States	24,343,230	26,556,954	7.500	6/15/27
Dept. of Veterans Affairs	United States	824,343	893,639	8.193	3/15/28
Dept. of Veterans Affairs	United States	319,670	353,849	9.293	5/15/25
Dillard’s, Inc.	United States	28,825,000	13,980,125	7.000	12/1/28
Dillard’s, Inc.	United States	24,015,000	13,568,475	7.130	8/1/18
Dillard’s, Inc.	United States	21,666,000	10,399,680	7.750	7/15/26
Dillard’s, Inc.	United States	12,903,000	6,128,925	7.750	5/15/27
Dillard’s, Inc.	United States	1,900,000	1,607,875	7.850	10/1/12
Dillard’s, Inc.	United States	550,000	545,875	9.500	9/1/09
Dow Chemical Co.	United States	54,087,000	53,974,607	4.027	9/30/09
Dow Chemical Co.	United States	9,875,000	10,151,202	6.000	10/1/12
Dow Chemical Co.	United States	48,884,000	44,427,050	7.375	11/1/29
Dow Chemical Co.	United States	106,100,000	106,288,858	8.550	5/15/19
Dow Chemical Co.	United States	44,090,000	45,385,276	9.400	5/15/39
Fannie Mae	United States	14,930,828	15,201,443	3.932	10/1/33
Fannie Mae	United States	21,563,848	22,020,182	4.151	12/1/36
Fannie Mae	United States	12,131,912	12,265,974	4.201	9/1/34
Fannie Mae	United States	12,607,126	12,888,455	4.208	1/1/35
Fannie Mae	United States	13,988,275	14,358,835	4.479	7/1/34
Fannie Mae	United States	15,326,222	15,892,868	4.488	8/1/34
Fannie Mae	United States	9,644,664	9,891,992	4.491	1/1/35
Fannie Mae	United States	7,098,500	7,369,604	4.500	6/1/35
Fannie Mae	United States	9,003,210	9,321,533	4.500	7/1/35
Fannie Mae	United States	15,927,524	16,384,724	4.595	10/1/34
Fannie Mae	United States	3,373,549	3,417,140	4.616	8/1/34
Fannie Mae	United States	16,168,151	16,703,541	4.643	8/1/35
Fannie Mae	United States	22,448,763	23,268,568	4.704	1/1/36
Fannie Mae	United States	13,010,601	13,502,982	4.716	7/1/35
Fannie Mae	United States	20,196,759	20,926,367	4.743	1/1/36
Fannie Mae	United States	12,117,571	12,584,979	4.749	7/1/35
Fannie Mae	United States	22,317,367	23,162,004	4.755	10/1/35
Fannie Mae	United States	41,656,805	43,140,035	4.787	8/1/35
Fannie Mae	United States	15,483,357	16,036,757	4.805	11/1/36
Fannie Mae	United States	14,556,785	15,043,618	4.861	12/1/35
Fannie Mae	United States	11,474,549	11,867,625	4.914	10/1/35
Fannie Mae	United States	20,156,861	20,823,104	4.981	4/1/35
Fannie Mae	United States	15,868,144	16,504,501	5.000	9/1/35
Fannie Mae	United States	14,403,472	14,916,143	5.085	7/1/35
Fannie Mae	United States	24,959,339	25,867,859	5.228	1/1/37
Fannie Mae	United States	13,869,504	14,272,717	5.269	11/1/35
Fannie Mae	United States	11,291,407	11,915,257	5.500	9/1/14
Fannie Mae	United States	4,983,795	5,259,149	5.500	9/1/14
Fannie Mae	United States	3,921,640	4,138,311	5.500	8/1/15
Fannie Mae	United States	2,245,264	2,369,314	5.500	8/1/15
Fannie Mae	United States	6,327,945	6,677,564	5.500	4/1/16
Fannie Mae	United States	5,293,578	5,586,048	5.500	1/1/17
Fannie Mae	United States	5,872,397	6,196,847	5.500	7/1/17
Fannie Mae	United States	352,545	372,574	5.500	9/1/17
Fannie Mae	United States	4,775,311	5,046,609	5.500	10/1/17
Fannie Mae	United States	1,908,970	2,017,424	5.500	11/1/17
Fannie Mae	United States	23,861,625	25,217,263	5.500	12/1/17
Fannie Mae	United States	7,420,549	7,842,129	5.500	1/1/18
Fannie Mae	United States	2,004,031	2,114,754	5.500	1/1/18
Fannie Mae	United States	11,156,353	11,772,742	5.500	2/1/18
Fannie Mae	United States	7,175,042	7,582,674	5.500	3/1/18

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	12,542,964	13,235,963	5.500	4/1/18
Fannie Mae	United States	4,068,703	4,299,857	5.500	12/1/18
Fannie Mae	United States	61,443,307	64,838,050	5.500	12/1/18
Fannie Mae	United States	9,890,103	10,424,169	5.500	12/1/19
Fannie Mae	United States	90,116,755	94,904,208	5.500	1/1/21
Fannie Mae	United States	26,167,259	27,459,267	5.500	1/1/22
Fannie Mae	United States	1,033,300	1,099,109	6.000	4/1/13
Fannie Mae	United States	1,500,396	1,595,952	6.000	3/1/14
Fannie Mae	United States	1,278,580	1,360,010	6.000	6/1/14
Fannie Mae	United States	5,921,025	6,287,019	6.000	12/1/15
Fannie Mae	United States	11,167,797	11,858,107	6.000	3/1/16
Fannie Mae	United States	2,944,864	3,139,778	6.000	7/1/16
Fannie Mae	United States	11,850,622	12,265,742	6.000	11/1/16
Fannie Mae	United States	8,552,765	9,118,851	6.000	1/1/17
Fannie Mae	United States	6,750,650	7,197,459	6.000	1/1/17
Fannie Mae	United States	1,716,038	1,828,546	6.000	4/1/17
Fannie Mae	United States	2,398,998	2,556,282	6.000	5/1/17
Fannie Mae	United States	15,662,772	16,699,451	6.000	7/1/17
Fannie Mae	United States	8,933,410	9,524,690	6.000	11/1/17
Fannie Mae	United States	26,795,795	28,502,352	6.000	11/1/17
Fannie Mae	United States	2,578,477	2,749,140	6.000	1/1/18
Fannie Mae	United States	11,048,899	11,773,293	6.000	2/1/18
Fannie Mae	United States	6,548,966	6,978,333	6.000	3/1/18
Fannie Mae	United States	10,343,046	11,027,626	6.000	3/1/18
Fannie Mae	United States	8,036,291	8,548,102	6.000	4/1/18
Fannie Mae	United States	3,878,680	4,132,976	6.000	8/1/18
Fannie Mae	United States	5,292,147	5,629,191	6.000	12/1/18
Fannie Mae	United States	15,916,454	16,969,925	6.000	1/1/19
Fannie Mae	United States	16,634,544	17,735,543	6.000	1/1/19
Fannie Mae	United States	36,763,281	39,196,551	6.000	2/1/19
Fannie Mae	United States	16,743,728	17,851,953	6.000	2/1/19
Fannie Mae	United States	4,914,308	5,239,574	6.000	2/1/19
Fannie Mae	United States	13,676,538	14,581,754	6.000	7/1/19
Fannie Mae	United States	10,402,766	11,091,299	6.000	8/1/19
Fannie Mae	United States	15,229,690	16,199,631	6.000	8/1/19
Fannie Mae	United States	9,844,676	10,496,271	6.000	8/1/19
Fannie Mae	United States	8,073,725	8,587,920	6.000	10/1/19
Fannie Mae	United States	34,867,768	37,175,579	6.000	12/1/19
Fannie Mae	United States	12,994,315	13,813,769	6.000	1/1/20
Fannie Mae	United States	41,754,458	44,518,081	6.000	12/1/20
Fannie Mae	United States	24,844,477	26,349,121	6.000	9/1/21
Fannie Mae	United States	13,207,785	14,007,682	6.000	9/1/21
Fannie Mae	United States	65,138,840	69,169,306	6.000	12/1/21
Fannie Mae	United States	106,614,346	113,071,178	6.000	3/1/22
Fannie Mae	United States	20,251,579	21,503,380	6.000	3/1/22
Fannie Mae	United States	53,186,822	56,474,432	6.000	4/1/22
Fannie Mae	United States	82,159,776	87,135,578	6.000	8/1/22
Fannie Mae	United States	137,839	146,187	6.000	10/1/22
Fannie Mae	United States	180,864,909	191,818,540	6.000	3/1/23
Fannie Mae	United States	706,667	708,695	6.000	6/25/23
Fannie Mae	United States	49,786,578	52,305,310	6.000	2/1/28
Fannie Mae	United States	17,810,577	18,835,033	6.000	11/1/28
Fannie Mae	United States	11,175,191	11,817,983	6.000	12/1/28
Fannie Mae	United States	17,923,574	18,680,325	6.000	12/25/31
Fannie Mae	United States	68,516,732	72,243,668	6.000	3/1/33
Fannie Mae	United States	31,228,850	32,888,493	6.000	4/1/34
Fannie Mae	United States	35,534,668	37,489,768	6.000	6/1/35
Fannie Mae	United States	111,656,678	118,009,332	6.000	3/1/36

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	United States	23,784,764	24,951,844	6.137	8/25/47
Fannie Mae	United States	86,475,212	91,720,799	6.145	8/25/47
Fannie Mae	United States	630,074	666,677	6.500	11/1/12
Fannie Mae	United States	9,459,632	10,042,385	6.500	3/1/17
Fannie Mae	United States	4,877,852	5,176,061	6.500	6/1/17
Fannie Mae	United States	9,667,082	10,245,999	6.500	7/1/17
Fannie Mae	United States	15,189,793	16,125,547	6.500	7/1/17
Fannie Mae	United States	12,828,800	13,619,108	6.500	1/1/18
Fannie Mae	United States	32,115,635	34,094,092	6.500	4/1/18
Fannie Mae	United States	22,376,500	23,754,986	6.500	6/1/18
Fannie Mae	United States	8,189,328	8,693,825	6.500	11/1/18
Fannie Mae	United States	21,426,230	23,046,314	6.500	4/1/19
Fannie Mae	United States	4,373,418	4,652,579	6.500	5/1/22
Fannie Mae	United States	17,233,837	18,537,757	6.500	10/1/24
Fannie Mae	United States	2,146,495	2,267,700	6.500	9/25/28
Fannie Mae	United States	12,249,072	13,041,838	6.500	10/25/28
Fannie Mae	United States	124,617,508	133,927,312	6.500	12/1/32
Fannie Mae	United States	5,617,266	6,036,916	6.500	1/1/34
Fannie Mae	United States	7,620,221	8,128,781	6.500	4/1/36
Fannie Mae	United States	44,698,225	47,060,410	6.500	3/25/37
Fannie Mae	United States	64,570,150	68,649,016	6.500	9/1/37
Fannie Mae	United States	92,085,004	97,901,971	6.500	10/1/37
Fannie Mae	United States	102,412,700	109,215,544	6.500	11/1/37
Fannie Mae	United States	88,628,356	94,226,967	6.500	11/1/37
Fannie Mae	United States	44,661,677	47,482,934	6.500	1/1/38
Fannie Mae	United States	150,711,457	160,231,829	6.500	5/1/38
Fannie Mae	United States	8,266,562	8,802,597	6.500	6/25/42
Fannie Mae	United States	13,328,631	14,192,910	6.500	12/25/42
Fannie Mae	United States	8,436,018	8,928,682	6.500	12/25/42
Fannie Mae	United States	1,971,986	2,099,857	6.500	12/25/45
Fannie Mae	United States	156,500	161,473	7.000	12/1/10
Fannie Mae	United States	143,791	149,309	7.000	12/1/11
Fannie Mae	United States	2,687,188	2,947,415	7.000	4/1/32
Fannie Mae	United States	4,519,354	4,903,500	7.000	6/25/32
Fannie Mae	United States	97,132,415	105,503,676	7.000	11/1/37
Fannie Mae	United States	177,228,695	192,502,975	7.000	12/1/37
Fannie Mae	United States	6,232,413	6,668,682	7.000	12/25/41
Fannie Mae	United States	6,721,004	7,292,290	7.000	6/25/42
Fannie Mae	United States	3,576,135	3,915,868	7.000	6/25/42
Fannie Mae	United States	20,990,076	22,774,233	7.000	7/25/42
Fannie Mae	United States	6,469,222	7,083,798	7.000	10/25/42
Fannie Mae	United States	14,714,436	16,112,308	7.000	10/25/44
Fannie Mae	United States	1,880,999	2,059,694	7.000	3/25/45
Fannie Mae	United States	13,141,827	14,390,301	7.000	12/25/45
Fannie Mae	United States	95,690	100,818	7.500	11/1/14
Fannie Mae	United States	10,540,090	11,226,931	7.500	8/1/17
Fannie Mae	United States	3,882,260	4,195,267	7.500	7/25/41
Fannie Mae	United States	6,090,874	6,581,951	7.500	12/25/42
Fannie Mae	United States	25,816,253	27,897,689	7.500	3/25/44
Fannie Mae	United States	16,355,524	17,674,188	7.500	6/25/44
Fannie Mae	United States	209,218	230,270	7.500	12/25/45
Fannie Mae	United States	41,246	43,831	8.000	1/1/12
Fannie Mae	United States	15,234,518	16,772,260	8.000	12/25/45
Fannie Mae Multifamily DUS	United States	13,590,000	14,127,105	4.750	3/1/15
Fannie Mae Multifamily DUS	United States	14,365,698	15,100,755	4.826	1/1/13
Fannie Mae Multifamily DUS	United States	14,509,217	15,265,835	4.858	2/1/13
Fannie Mae Multifamily DUS	United States	42,697,681	45,291,285	5.235	10/1/12
Fannie Mae Multifamily DUS	United States	36,425,148	38,945,052	5.424	6/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae Multifamily DUS	United States	47,645,148	51,372,656	5.548	11/1/16
Fannie Mae Multifamily DUS	United States	2,494,427	2,652,193	5.677	12/1/12
Fannie Mae Multifamily DUS	United States	18,705,283	20,127,125	5.835	9/1/12
Fannie Mae Multifamily DUS	United States	21,749,442	23,039,002	5.932	4/1/12
Fannie Mae Multifamily DUS	United States	1,848,657	1,979,012	6.047	5/1/12
Fannie Mae Multifamily DUS	United States	12,323,651	13,268,180	6.095	3/1/12
Fannie Mae Multifamily DUS	United States	8,694,934	9,353,267	6.113	2/1/12
Fannie Mae Multifamily DUS	United States	23,437,159	25,097,284	6.130	10/1/11
Fannie Mae Multifamily DUS	United States	21,879,537	23,108,429	6.224	5/1/11
Fannie Mae Multifamily DUS	United States	16,463,541	17,512,552	6.253	9/1/11
FedEx Corp.	United States	22,399,130	23,182,999	6.720	7/15/23
FedEx Corp.	United States	22,680,000	24,494,332	7.375	1/15/14
FedEx Corp.	United States	2,669,229	2,910,252	7.650	7/15/24
FedEx Corp.	United States	18,485,000	21,065,377	8.000	1/15/19
Ford Motor Credit Co.	United States	186,055,000	162,332,987	7.250	10/25/11
Ford Motor Credit Co.	United States	305,048,000	276,152,328	7.375	2/1/11
Ford Motor Credit Co.	United States	525,000	448,875	7.800	6/1/12
Freddie Mac	United States	948,410	952,422	6.000	9/15/30
Freddie Mac	United States	25,807,855	27,597,332	6.500	6/15/32
Freddie Mac	United States	5,976,292	6,498,993	7.071	7/25/33
Freddie Mac Gold	United States	11,506,060	11,866,797	4.147	1/1/35
Freddie Mac Gold	United States	6,737,632	6,829,967	4.265	3/1/35
Freddie Mac Gold	United States	6,819,536	6,921,983	4.318	8/1/34
Freddie Mac Gold	United States	24,537,946	25,331,067	4.390	9/1/35
Freddie Mac Gold	United States	5,576,239	5,647,572	4.528	4/1/35
Freddie Mac Gold	United States	23,497,443	24,248,858	4.653	4/1/36
Freddie Mac Gold	United States	10,546,115	10,765,690	4.678	8/1/35
Freddie Mac Gold	United States	40,033,664	41,254,291	4.734	2/1/34
Freddie Mac Gold	United States	13,765,584	14,263,573	4.740	8/1/35
Freddie Mac Gold	United States	8,357,754	8,653,214	4.832	2/1/35
Freddie Mac Gold	United States	16,961,864	17,556,376	4.845	10/1/35
Freddie Mac Gold	United States	17,531,604	18,189,767	4.845	1/1/36
Freddie Mac Gold	United States	54,142,966	56,328,671	5.140	1/1/36
Freddie Mac Gold	United States	40,169,126	41,020,633	5.148	9/1/33
Freddie Mac Gold	United States	22,244,958	23,163,826	5.156	5/1/37
Freddie Mac Gold	United States	20,940,028	21,713,552	5.300	1/1/37
Freddie Mac Gold	United States	58,694,224	60,987,407	5.325	7/1/37
Freddie Mac Gold	United States	37,174,516	38,839,925	5.429	3/1/37
Freddie Mac Gold	United States	8,293,583	8,625,962	5.500	11/1/13
Freddie Mac Gold	United States	5,036,772	5,304,036	5.500	7/1/14
Freddie Mac Gold	United States	4,137,710	4,361,147	5.500	10/1/16
Freddie Mac Gold	United States	3,086,120	3,252,771	5.500	10/1/16
Freddie Mac Gold	United States	17,614,530	18,609,751	5.500	11/1/18
Freddie Mac Gold	United States	67,859,087	71,396,242	5.500	10/1/20
Freddie Mac Gold	United States	52,793,420	54,929,616	5.500	11/1/23
Freddie Mac Gold	United States	52,589,780	55,054,247	5.528	4/1/37
Freddie Mac Gold	United States	21,985,530	22,567,465	5.863	8/1/36
Freddie Mac Gold	United States	16,168,326	16,696,383	5.962	1/1/36
Freddie Mac Gold	United States	503,798	529,124	6.000	4/1/13
Freddie Mac Gold	United States	329,849	346,400	6.000	5/1/13
Freddie Mac Gold	United States	525,379	556,705	6.000	12/1/13
Freddie Mac Gold	United States	3,603,999	3,779,491	6.000	12/1/13
Freddie Mac Gold	United States	2,085,056	2,189,147	6.000	4/1/14
Freddie Mac Gold	United States	1,629,208	1,727,877	6.000	2/1/15
Freddie Mac Gold	United States	6,524,911	6,883,244	6.000	8/1/16
Freddie Mac Gold	United States	5,931,591	6,316,774	6.000	9/1/16
Freddie Mac Gold	United States	14,159,150	15,078,609	6.000	5/1/17
Freddie Mac Gold	United States	3,280,653	3,491,640	6.000	6/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	United States	12,697,450	13,514,054	6.000	8/1/17
Freddie Mac Gold	United States	13,079,095	13,928,418	6.000	12/1/17
Freddie Mac Gold	United States	8,199,270	8,726,586	6.000	1/1/18
Freddie Mac Gold	United States	3,429,798	3,652,520	6.000	2/1/18
Freddie Mac Gold	United States	7,997,053	8,496,369	6.000	2/1/19
Freddie Mac Gold	United States	34,536,542	36,568,802	6.000	8/1/21
Freddie Mac Gold	United States	48,344,014	51,188,757	6.000	2/1/22
Freddie Mac Gold	United States	63,765,870	67,518,093	6.000	3/1/23
Freddie Mac Gold	United States	62,313,573	65,976,832	6.000	11/1/23
Freddie Mac Gold	United States	12,378,893	13,053,860	6.000	7/1/25
Freddie Mac Gold	United States	29,910,127	31,509,033	6.000	2/1/33
Freddie Mac Gold	United States	126,322	130,385	6.500	2/1/11
Freddie Mac Gold	United States	340,009	350,945	6.500	4/1/12
Freddie Mac Gold	United States	448,189	475,099	6.500	6/1/12
Freddie Mac Gold	United States	2,918,816	3,098,627	6.500	7/1/14
Freddie Mac Gold	United States	598,475	635,343	6.500	11/1/14
Freddie Mac Gold	United States	6,335,390	6,717,757	6.500	5/1/16
Freddie Mac Gold	United States	1,700,825	1,800,149	6.500	2/1/17
Freddie Mac Gold	United States	1,978,306	2,094,332	6.500	3/1/17
Freddie Mac Gold	United States	5,652,410	5,993,556	6.500	5/1/17
Freddie Mac Gold	United States	7,499,955	7,952,609	6.500	6/1/17
Freddie Mac Gold	United States	3,098,757	3,285,780	6.500	8/1/17
Freddie Mac Gold	United States	1,845,302	1,956,674	6.500	12/1/17
Freddie Mac Gold	United States	10,884,110	11,541,011	6.500	12/1/17
Freddie Mac Gold	United States	3,721,028	3,947,933	6.500	9/1/18
Freddie Mac Gold	United States	1,710,812	1,843,642	6.500	7/1/21
Freddie Mac Gold	United States	1,359,354	1,463,025	6.500	4/1/22
Freddie Mac Gold	United States	27,164,227	29,138,397	6.500	10/1/26
Freddie Mac Gold	United States	24,225,603	25,997,573	6.500	12/1/32
Freddie Mac Gold	United States	50,061,454	53,065,141	6.500	9/1/37
Freddie Mac Gold	United States	288,292,764	306,705,888	6.500	3/1/38
Freddie Mac Gold	United States	269,428	277,948	7.000	12/1/11
Freddie Mac Gold	United States	164,586	169,790	7.000	3/1/12
Freddie Mac Gold	United States	15,956,998	17,458,011	7.000	4/1/31
Freddie Mac Gold	United States	1,868,318	2,035,280	7.900	2/17/21
General Electric Capital Corp.	United States	29,165,000	29,933,614	5.900	5/13/14
General Electric Co.	United States	31,739,000	33,024,937	5.000	2/1/13
Ginnie Mae	United States	1,536,205	1,669,796	7.000	5/15/28
Ginnie Mae	United States	773,877	785,982	7.250	7/16/28
Ginnie Mae	United States	324,270	349,022	7.500	9/15/17
Ginnie Mae	United States	2,928,117	3,190,642	7.500	11/15/24
Ginnie Mae	United States	1,828,715	2,003,340	7.500	5/15/25
Ginnie Mae	United States	117,631	128,251	7.800	6/15/20
Ginnie Mae	United States	142,968	155,930	7.800	7/15/20
Ginnie Mae	United States	88,754	96,847	7.800	7/15/20
Ginnie Mae	United States	295,671	321,811	7.800	8/15/20
Ginnie Mae	United States	153,783	168,362	7.800	9/15/20
Ginnie Mae	United States	54,114	59,056	7.800	10/15/20
Ginnie Mae	United States	137,242	149,175	7.800	11/15/20
Ginnie Mae	United States	271,086	295,187	7.800	1/15/21
Ginnie Mae	United States	111,073	121,273	7.800	1/15/21
GMAC, Inc.	United States	365,615,000	319,913,125	6.875	9/15/11
GMAC, Inc.	United States	35,495,000	29,638,325	6.875	8/28/12
GMAC, Inc.	United States	38,745,000	27,121,500	8.000	11/1/31
GSMPS Mortgage Loan Trust	United States	10,022,908	11,033,296	8.500	6/25/34
HCA, Inc.	United States	17,175,000	13,740,000	5.750	3/15/14
HCA, Inc.	United States	39,655,000	34,698,125	6.250	2/15/13
HCA, Inc.	United States	27,100,000	24,864,250	6.300	10/1/12

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HCA, Inc.	United States	9,603,000	8,450,640	6.750	7/15/13
HCA, Inc.	United States	147,133,000	137,569,355	6.950	5/1/12
HCA, Inc.	United States	54,800,000	53,909,500	7.875	2/1/11
HCA, Inc.	United States	28,685,000	28,756,712	8.750	9/1/10
Health Net, Inc.	United States	46,160,000	34,966,200	6.375	6/1/17
Hewlett-Packard Co.	United States	195,625,000	215,632,547	6.125	3/1/14
HSBC Holdings PLC	United Kingdom	41,875,000	40,617,899	6.500	5/2/36
HSBC Holdings PLC	United Kingdom	78,475,000	75,909,888	6.500	9/15/37
JPMorgan Chase & Co.	United States	22,090,000	16,683,573	5.850	8/1/35
JPMorgan Chase & Co.	United States	14,625,000	11,691,894	5.875	3/15/35
JPMorgan Chase & Co.	United States	26,480,000	24,875,736	8.750	9/1/30
Kaupthing Bank HF	Iceland	118,913,000	11,891	7.125	5/19/16
Lafarge SA	France	69,585,000	63,981,877	6.500	7/15/16
Liberty Media Corp.	United States	29,445,000	20,280,244	8.250	2/1/30
Liberty Media Corp.	United States	12,043,000	8,309,670	8.500	7/15/29
Liberty Mutual Group, Inc.	United States	15,225,000	14,951,495	4.875	2/1/10
Liberty Mutual Group, Inc.	United States	18,122,000	16,200,290	7.250	9/1/12
Macy’s, Inc.	United States	8,025,000	5,455,732	6.375	3/15/37
Macy’s, Inc.	United States	6,735,000	4,460,388	6.650	7/15/24
Macy’s, Inc.	United States	20,550,000	14,616,188	6.700	9/15/28
Macy’s, Inc.	United States	71,317,000	47,587,053	6.700	7/15/34
Macy’s, Inc.	United States	31,755,000	22,228,500	6.900	4/1/29
Macy’s, Inc.	United States	35,070,000	23,003,886	6.900	1/15/32
Macy’s, Inc.	United States	31,350,000	22,993,187	7.000	2/15/28
Macy’s, Inc.	United States	7,155,000	6,189,075	7.625	8/15/13
Macy’s, Inc.	United States	11,372,000	10,822,061	8.000	7/15/12
Macy’s, Inc.	United States	70,935,000	68,274,937	8.875	7/15/15
Nordstrom, Inc.	United States	16,725,000	16,432,814	6.250	1/15/18
Nordstrom, Inc.	United States	44,265,000	46,013,999	6.750	6/1/14
Nordstrom, Inc.	United States	12,620,000	11,431,371	6.950	3/15/28
Norfolk Southern Corp.	United States	29,475,000	32,305,867	7.700	5/15/17
Norfolk Southern Corp.	United States	14,188,000	18,857,484	9.750	6/15/20
Pfizer, Inc.	United States	93,630,000	98,240,248	4.450	3/15/12
Reed Elsevier PLC	United Kingdom	6,275,000	6,625,747	7.750	1/15/14
Reed Elsevier PLC	United Kingdom	83,775,000	95,183,144	8.625	1/15/19
Roche Holding AG	Switzerland	112,425,000	118,191,840	4.500	3/1/12
Roche Holding AG	Switzerland	65,675,000	70,028,005	6.000	3/1/19
SLM Corp.	United States	124,500,000	106,507,882	8.450	6/15/18
SLM Student Loan Trust	United States	3,056,119	3,056,316	1.082	10/25/16
SLM Student Loan Trust	United States	14,420,935	14,296,496	1.092	10/25/16
SLM Student Loan Trust	United States	133,175,000	129,400,687	1.092	7/25/17
SLM Student Loan Trust	United States	10,000,000	9,657,523	1.102	10/25/17
SLM Student Loan Trust	United States	27,677,167	27,335,700	1.172	4/25/17
SLM Student Loan Trust	United States	56,000,000	53,627,442	1.172	7/25/19
SLM Student Loan Trust	United States	3,322,653	3,322,394	1.322	7/27/15
SLM Student Loan Trust	United States	8,751,462	8,726,069	1.592	1/25/14
Small Business Administration - 504 Program	United States	8,340,942	8,598,806	4.625	2/1/25
Small Business Administration - 504 Program	United States	15,435,098	16,041,110	4.750	7/1/25
Small Business Administration - 504 Program	United States	16,907,298	17,507,032	4.760	9/1/25
Small Business Administration - 504 Program	United States	16,306,224	16,925,043	4.840	5/1/25
Small Business Administration - 504 Program	United States	5,892,484	6,120,674	4.870	12/1/24
Small Business Administration - 504 Program	United States	5,052,920	5,273,646	5.100	12/1/22
Small Business Administration - 504 Program	United States	11,701,697	12,287,030	5.120	12/1/26
Small Business Administration - 504 Program	United States	17,545,456	18,313,868	5.210	1/1/26
Small Business Administration - 504 Program	United States	37,821,656	39,799,782	5.230	3/1/27
Small Business Administration - 504 Program	United States	24,960,023	26,436,551	5.320	1/1/27
Small Business Administration - 504 Program	United States	38,158,034	40,420,630	5.320	4/1/27
Small Business Administration - 504 Program	United States	5,164,496	5,467,671	5.350	2/1/26

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	United States	15,204,640	16,119,622	5.370	10/1/26
Small Business Administration - 504 Program	United States	26,162,979	27,914,601	5.570	3/1/26
Small Business Administration - 504 Program	United States	18,943,664	20,083,442	5.780	12/1/21
Small Business Administration - 504 Program	United States	1,055,498	1,110,410	5.800	12/1/18
Small Business Administration - 504 Program	United States	27,712,340	29,991,494	5.820	7/1/27
Small Business Administration - 504 Program	United States	45,916,075	49,457,463	6.070	7/1/26
Small Business Administration - 504 Program	United States	1,678,164	1,788,499	6.150	8/1/18
Small Business Administration - 504 Program	United States	938,713	983,479	6.300	12/1/13
Small Business Administration - 504 Program	United States	1,330,567	1,414,261	6.300	3/1/19
Small Business Administration - 504 Program	United States	4,909,605	5,260,846	6.350	3/1/18
Small Business Administration - 504 Program	United States	1,450,430	1,497,156	6.500	3/1/13
Small Business Administration - 504 Program	United States	1,257,421	1,303,470	6.500	1/1/14
Small Business Administration - 504 Program	United States	1,812,928	1,882,498	6.550	5/1/13
Small Business Administration - 504 Program	United States	1,087,107	1,170,969	6.550	10/1/17
Small Business Administration - 504 Program	United States	8,512,915	9,177,583	6.625	7/1/21
Small Business Administration - 504 Program	United States	609,169	634,647	6.650	6/1/13
Small Business Administration - 504 Program	United States	363,675	376,698	6.750	4/1/13
Small Business Administration - 504 Program	United States	483,395	499,358	7.000	10/1/12
Small Business Administration - 504 Program	United States	369,410	380,319	7.000	2/1/13
Small Business Administration - 504 Program	United States	3,087,633	3,321,449	7.000	7/1/19
Small Business Administration - 504 Program	United States	384,233	395,795	7.050	9/1/12
Small Business Administration - 504 Program	United States	742,933	810,687	7.300	5/1/17
Small Business Administration - 504 Program	United States	853,316	923,275	7.300	9/1/19
Small Business Administration - 504 Program	United States	352,699	362,268	7.400	8/1/12
Small Business Administration - 504 Program	United States	236,685	246,248	7.450	12/1/12
Small Business Administration - 504 Program	United States	572,342	593,763	7.550	11/1/12
Small Business Administration - 504 Program	United States	516,474	526,313	7.600	7/1/12
Small Business Administration - 504 Program	United States	618,654	651,956	7.600	6/1/14
Small Business Administration - 504 Program	United States	268,092	283,260	7.700	4/1/14
Small Business Administration - 504 Program	United States	1,149,425	1,220,922	7.750	5/1/14
Small Business Administration - 504 Program	United States	442,128	471,471	7.850	9/1/14
Small Business Administration - 504 Program	United States	444,061	471,627	7.950	8/1/14
Small Business Administration - 504 Program	United States	559,398	588,424	8.000	7/1/14
Small Business Administration - 504 Program	United States	163,791	167,983	8.100	2/1/12
Small Business Administration - 504 Program	United States	330,469	356,996	8.100	3/1/15
Small Business Administration - 504 Program	United States	318,742	328,113	8.200	3/1/12
Small Business Administration - 504 Program	United States	173,086	178,787	8.200	4/1/12
Small Business Administration - 504 Program	United States	90,831	93,992	8.250	11/1/11
Small Business Administration - 504 Program	United States	366,548	392,948	8.400	12/1/14
Small Business Administration - 504 Program	United States	160,055	170,787	8.500	1/1/15
Small Business Administration - 504 Program	United States	435,913	458,945	8.650	11/1/14
Sprint Nextel Corp.	United States	91,530,000	74,825,775	6.000	12/1/16
Sprint Nextel Corp.	United States	24,290,000	17,245,900	6.875	11/15/28
Sprint Nextel Corp.	United States	16,110,000	13,331,025	6.900	5/1/19
Time Warner Cable, Inc.	United States	67,095,000	76,127,128	8.250	4/1/19
Time Warner Cable, Inc.	United States	39,074,000	45,518,944	8.750	2/14/19
Time Warner, Inc.	United States	197,133,000	191,644,029	7.625	4/15/31
Time Warner, Inc.	United States	155,313,000	152,620,804	7.700	5/1/32
Travelers Cos., Inc.	United States	17,118,000	17,210,971	5.000	3/15/13
Travelers Cos., Inc.	United States	14,152,000	14,437,891	5.500	12/1/15
Travelers Cos., Inc.	United States	36,040,000	37,193,821	5.750	12/15/17
Travelers Cos., Inc.	United States	44,360,000	46,982,178	6.250	6/20/16
Travelers Cos., Inc.	United States	21,575,000	22,494,397	8.125	4/15/10
U.S. Treasury Notes	United States	125,000,000	126,713,875	2.125	4/30/10
U.S. Treasury Notes	United States	125,000,000	126,782,250	3.500	12/15/09
U.S. Treasury Notes	United States	240,000,000	240,300,000	3.625	7/15/09
Union Pacific Corp.	United States	5,845,024	5,451,043	4.698	1/2/24
Union Pacific Corp.	United States	10,764,000	10,823,137	4.875	1/15/15

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Union Pacific Corp.	United States	10,617,815	10,173,700	5.082	1/2/29
Union Pacific Corp.	United States	22,886,000	23,489,161	5.375	5/1/14
Union Pacific Corp.	United States	59,703,067	55,092,809	5.866	7/2/30
Union Pacific Corp.	United States	16,040,251	16,187,716	6.061	1/17/23
Union Pacific Corp.	United States	47,300,000	49,045,323	6.125	2/15/20
Union Pacific Corp.	United States	41,075,347	41,731,879	6.176	1/2/31
Union Pacific Corp.	United States	12,337,000	12,999,805	6.500	4/15/12
Union Pacific Corp.	United States	8,477,208	9,026,093	6.700	2/23/19
Union Pacific Corp.	United States	6,851,499	7,306,679	6.850	1/2/19
Union Pacific Corp.	United States	1,524,212	1,701,700	7.600	1/2/20
Union Pacific Corp.	United States	13,425,000	15,367,383	7.875	1/15/19
Unum Group	United States	8,005,000	5,277,288	6.750	12/15/28
Unum Group	United States	21,150,000	17,432,190	6.850	11/15/15
Unum Group	United States	11,640,000	7,257,864	7.190	2/1/28
Unum Group	United States	25,730,000	17,144,617	7.250	3/15/28
Unum Group	United States	11,496,000	11,488,459	7.625	3/1/11
WellPoint, Inc.	United States	15,685,000	15,366,395	5.000	12/15/14
WellPoint, Inc.	United States	128,485,000	121,729,259	5.250	1/15/16
WellPoint, Inc.	United States	7,662,000	7,981,482	6.375	1/15/12
WellPoint, Inc.	United States	34,760,000	35,933,741	7.000	2/15/19
Wells Fargo & Co.	United States	154,790,000	146,151,698	1.230	4/23/12
Wells Fargo & Co.	United States	166,000,000	158,994,133	2.798	5/1/13
Wells Fargo & Co.	United States	84,060,000	82,555,830	5.750	2/1/18
Wells Fargo & Co.	United States	80,000,000	77,120,222	6.000	11/15/17
Wyeth	United States	47,445,000	49,543,777	5.450	4/1/17
Wyeth	United States	110,715,000	118,490,847	5.500	2/1/14
Wyeth	United States	15,000,000	15,514,930	5.500	2/15/16
Xerox Corp.	United States	63,074,000	56,348,361	6.350	5/15/18
Xerox Corp.	United States	38,716,000	35,618,720	6.400	3/15/16
Xerox Corp.	United States	46,321,000	42,152,110	6.750	2/1/17
Xerox Corp.	United States	52,650,000	54,492,750	6.875	8/15/11
Xerox Corp.	United States	77,900,000	80,596,442	7.125	6/15/10
Xerox Corp.	United States	25,591,000	24,055,540	7.200	4/1/16
Xerox Corp.	United States	29,200,000	30,364,000	8.250	5/15/14
PREFERRED STOCKS
Preferred Blocker, Inc. (a subsidiary of GMAC, Inc.)	United States	116,113	49,935,847
CASH EQUIVALENTS
CIGNA Corp. Commercial Paper	United States	30,000,000	29,976,167	1.100	7/27/09
Fixed Income Clearing Corporation Repurchase Agreement	United States	335,223,000	335,223,000	0.030	7/1/09
SSgA Prime Money Market Fund	United States	45,111,262	45,111,262

Dodge Cox Income Fund (147)

Portfolio Holdings as of June 30, 2009

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date

Important Legal Information

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Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

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Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed after the first and third quarter on Form N-Q.

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The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

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Investors should carefully consider a Fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.

Please read the prospectus carefully before investing.

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